Exhibit 99.1

2014 INTERIM REPORT PETROCHINA COMPANY LIMITED

2014 INTERIM REPORT PETROCHINA COMPANY LIMITED

This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee for future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from the information contained in the forward-looking statements. Investors shall be aware of the risks relating to investments.

CONTENTS 003 Corporate profile 006 Summary of finanCial Data anD finanCial inDiCatorS 009 ChangeS in Share Capital anD information on ShareholDerS 013 Directors’ report 029 SignifiCant eventS 042 DireCtorS, SuperviSorS anD Senior management finanCial StatementS 045 prepareD in aCCorDanCe With China aCCounting StanDarDS 111 prepareD in aCCorDanCe With international finanCial reporting StanDarDS 133 DoCumentS available for inSpeCtion 134 Confirmation from the DireCtorS anD Senior management

002 important notiCe 2014 INTERIM REPORT IMPORTANT NOTICE The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant that there are no material omissions, misrepresentation or misleading statements contained in this interim report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein. No substantial shareholder of the Company has obtained any funds from the Company from non-operating activities. The 2014 interim report was approved at the third meeting of the Sixth Session of the Board. All the Directors of the Company attended this meeting. Mr Zhou Jiping, Chairman of the Board, Mr Wang Dongjin, Vice Chairman and President, and Mr Yu Yibo, Chief Financial Officer, warrant the truthfulness, accuracy and completeness of the financial statements included in the 2014 interim report. The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this interim report are unaudited. The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2014 at the annual general meeting of the Company on May 22, 2014. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.16750 per share (inclusive of tax) for the six months ended June 30, 2014 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2014. The total amount of the interim dividend payable is RMB30,656 million.

PetroChina

CORPORATE PROFILE 003

# CORPORATE PROFILE

The Company was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC" or "China") on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation ("CNPC").

The Group is the largest oil and gas producer and seller in the PRC, where it occupies a leading position in the oil and gas industry, one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group is primarily engaged in activities including: the exploration, development, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products; the production and marketing of primary and derivative petrochemical products and other chemical products; the marketing and trading of refined products; the transmission of natural gas, crude oil and refined products; and the marketing of natural gas.

The American Depositary Shares (the "ADSs"), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited ("HKEx" or "Hong Kong Stock Exchange") and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

| | |
|---|---|
| Registered Chinese Name of the Company: | 中國石油天然氣股份有限公司 |
| English Name of the Company: | PetroChina Company Limited |
| Legal Representative of the Company: | Zhou Jiping |
| Secretary to the Board and Joint Company Secretary: | Wu Enlai |
| Joint Company Secretary: | Mao Zefeng |
| Address: | No. 9 Dongzhimen North Street<br>Dongcheng District<br>Beijing, PRC |
| Telephone: | 86(10) 5998 5667 |
| Facsimile: | 86(10) 6209 5667 |
| Email Address: | jh_dong@petrochina.com.cn |
| Representative on Securities Matters: | Liang Gang |
| Address: | No. 9 Dongzhimen North Street<br>Dongcheng District<br>Beijing, PRC |
| Telephone: | 86(10) 5998 6959 |
| Facsimile: | 86(10) 6209 9559 |
| Email Address: | liangg@petrochina.com.cn |

004 CORPORATE PROFILE 2014 INTERIM REPORT

| | |
|---|---|
| Chief Representative of the Hong Kong Representative Office: | Wei Fang |
| Address: | Suite 3705, Tower 2, Lippo Centre<br>89 Queensway, Hong Kong |
| Telephone: | (852) 2899 2010 |
| Facsimile: | (852) 2899 2390 |
| Email Address: | hko@petrochina.com.hk |
| Legal Address of the Company: | World Tower, 16 Andelu<br>Dongcheng District<br>Beijing, PRC |
| Postal Code: | 100011 |
| Office Address of the Company: | China Petroleum Building<br>No. 9 Dongzhimen North Street<br>Dongcheng District<br>Beijing, PRC |
| Postal Code: | 100007 |
| Website: | http://www.petrochina.com.cn |
| Company's Email Address: | jh_dong@petrochina.com.cn |

Newspapers for information disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times

Website publishing this interim report designated by the China Securities Regulatory Commission:
http://www.sse.com.cn

| | |
|---|---|
| Copies of this interim report are available at: | No. 9 Dongzhimen North Street,<br>Dongcheng District, Beijing, PRC |

Places of Listing:

| | |
|---|---|
| A shares: | Shanghai Stock Exchange |
| Stock Name: | 中國石油 |
| Stock Code: | 601857 |
| H shares: | Hong Kong Stock Exchange |
| Stock Name: | PetroChina |
| Stock Code: | 857 |

Corporate profile ::::: 005 ADSs: The New York Stock Exchange Symbol: PTR Other Related Information: Company Registration: July 22, 2013 (change of legal representative) Registration Authority: State Administration for Industry and Commerce Index for Registration Enquiry: Website of State Administration for Industry and Commerce (http://www.saic.gov.cn) Registration No. of Business License for Enterprise Legal Person: 100000000032522 Tax Registration No.: 110102710925462 Organisation Code: 71092546-2 Auditors of the Company: Domestic Auditors: Name: KPMG Huazhen (Special General Partnership) Address: 8th Floor, Tower E2, Oriental Plaza, 1 East Chang’an Avenue, Dongcheng District, Beijing, PRC Overseas Auditors: Name: KPMG Certi?ed Public Accountants Address: 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong

006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2014 INTERIM REPORT

# SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS

## 1. Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million

| Items | As at the end of the reporting period | As at the end of the preceding year | Changes from the end of the preceding year to the end of the reporting period (%) |
|---|---|---|---|
| Total assets | 2,426,390 | 2,342,110 | 3.6 |
| Equity attributable to owners of the Company | 1,175,451 | 1,132,735 | 3.8 |
| **Items** | **The reporting period** | **Same period of the preceding year** | **Changes over the same period of the preceding year (%)** |
| Turnover | 1,153,968 | 1,101,096 | 4.8 |
| Profit attributable to owners of the Company | 68,124 | 65,522 | 4.0 |
| Net cash flows from operating activities | 133,484 | 102,057 | 30.8 |
| Basic earnings per share (RMB) | 0.37 | 0.36 | 4.0 |
| Diluted earnings per share (RMB) | 0.37 | 0.36 | 4.0 |
| Return on net assets (%) | 5.8 | 6.0 | (0.2) percentage point |

PetroChina
SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 007

## 2. Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million

| Items | As at the end of the reporting period | As at the end of the preceding year | Changes from the end of the preceding year to the end of the reporting period (%) |
|---|---|---|---|
| Total assets | 2,426,281 | 2,342,004 | 3.6 |
| Equity attributable to equity holders of the Company | 1,175,564 | 1,132,850 | 3.8 |
| **Items** | **The reporting period** | **Same period of the preceding year** | **Changes over the same period of the preceding year (%)** |
| Operating income | 1,153,968 | 1,101,096 | 4.8 |
| Net profit attributable to equity holders of the Company | 68,122 | 65,521 | 4.0 |
| Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company | 68,573 | 49,503 | 38.5 |
| Basic earnings per share (RMB) | 0.37 | 0.36 | 4.0 |
| Diluted earnings per share (RMB) | 0.37 | 0.36 | 4.0 |
| Weighted average return on net assets (%) | 5.9 | 6.0 | (0.1) percentage point |
| Net cash flows from operating activities | 133,484 | 102,057 | 30.8 |

008 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2014 INTERIM REPORT

## 3. Non-recurring Profit/Loss Items

Unit: RMB million

| Non-recurring profit/loss items | For the six months ended June 30, 2014 profit / (loss) |
|---|---|
| Net gain on disposal of non-current assets | 21 |
| Government grants recognised in the income statement | 1,421 |
| Net loss on disposal of available-for-sale financial assets | (4) |
| Reversal of provisions for bad debts against receivables | 48 |
| Other non-operating income and expenses | (2,028) |
| Sub-total | (542) |
| Tax impact of non-recurring profit/loss items | 124 |
| Impact of minority interests | (33) |
| Total | (451) |

## 4. Differences between CAS and IFRS

The net profit of the Group for the reporting period under IFRS and CAS were RMB74,055 million and RMB74,053 million, respectively, with a difference of RMB2 million. The consolidated shareholders' equity as at the end of the reporting period under IFRS and CAS were RMB1,313,124 million and RMB1,313,095 million, respectively, with a difference of RMB29 million. These differences under the different accounting standards were primarily due to the revaluation for non-fixed assets and oil and gas properties in 1999.

During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on non-fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 009

# CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

## 1. Changes in Shareholdings

During the reporting period, there was no change in the total number or structure of shares of the Company arising from bonus issues or placings or otherwise.

## 2. Shareholdings of Substantial Shareholders

The total number of shareholders of the Company as at June 30, 2014 was 951,894, including 944,039 holders of A shares and 7,855 holders of H shares (including 254 holders of American Depositary Shares).

**(1) Shareholdings of the top ten shareholders**

Unit: Shares

| Name of shareholders | Nature of shareholders | Number of shares held | Percentage of shareholding (%) | Increase / decrease during the reporting period (+,-) | Number of shares with selling restrictions | Number of shares pledged or subject to lock-ups |
|---|---|---|---|---|---|---|
| CNPC | State-owned | 158,033,693,528[1] | 86.35 | 0 | 0 | 0 |
| HKSCC Nominees Limited[2] | Overseas legal person | 20,829,552,708[3] | 11.38 | -517,728 | 0 | 0 |
| National Council for Social Security Fund of the PRC | State-owned legal person | 400,000,000 | 0.219 | 0 | 0 | 0 |
| China Securities Finance Corporation Limited | State-owned legal person | 259,521,422 | 0.142 | 50,353,088 | 0 | 0 |
| CSOP Asset Management Limited -CSOP FTSE China A50 ETF | Other | 49,667,871 | 0.027 | 10,298,943 | 0 | 0 |
| Guangxi Investment Group Co., Ltd. | State-owned legal person | 39,560,045 | 0.022 | 0 | 0 | 0 |
| Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund | Other | 38,987,720 | 0.021 | 1,553,681 | 0 | 0 |
| Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund | Other | 35,370,131 | 0.019 | 1,432,200 | 0 | 0 |
| Bank of China Limited - HARVEST CSI 300 Index ETF Securities Investment Fund | Other | 20,568,176 | 0.011 | 1,799,400 | 0 | 0 |
| Industrial and Commercial Bank of China Limited - CHINA CSI 300 Index ETF Securities Investment Fund | Other | 14,485,612 | 0.008 | 1,908,312 | 0 | 0 |

010 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 2014 INTERIM REPORT

Notes:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2) HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.

(3) 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

**(2) Shareholdings of the top ten shareholders of shares without selling restrictions**

Unit: Shares

| Ranking | Name of shareholders | Number of shares held | Type of shares |
|---|---|---|---|
| 1 | CNPC | 158,033,693,528(1) | A shares |
| 2 | HKSCC Nominees Limited | 20,829,552,708 | H shares |
| 3 | National Council for Social Security Fund of the PRC | 400,000,000 | A shares |
| 4 | China Securities Finance Corporation Limited | 259,521,422 | A shares |
| 5 | CSOP Asset Management Limited - CSOP FTSE China A50 ETF | 49,667,871 | A shares |
| 6 | Guangxi Investment Group Co., Ltd. | 39,560,045 | A shares |
| 7 | Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund | 38,987,720 | A shares |
| 8 | Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund | 35,370,131 | A shares |
| 9 | Bank of China Limited - HARVEST CSI 300 Index ETF Securities Investment Fund | 20,568,176 | A shares |
| 10 | Industrial and Commercial Bank of China Limited - CHINA CSI 300 Index ETF Securities Investment Fund | 14,485,612 | A shares |

Note:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: except that "Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund", "Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund" and "Industrial and Commercial Bank of China Limited - CHINA CSI 300 Index ETF Securities Investment Fund" are all under the custody of Industrial

PetroChina

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS ::::: 011

and Commercial Bank of China Limited, the Company is not aware of any connection among or between the top ten shareholders and the top ten shareholders of shares without selling restriction or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

**(3) Disclosure of substantial shareholders under the Securities and Futures Ordinance of Hong Kong**

As at June 30, 2014, so far as the Directors are aware, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

| Name of shareholders | Nature of shareholding | Number of shares | Capacity | Percentage of such shares in the same class of the issued share capital (%) | Percentage of total share capital (%) |
|---|---|---|---|---|---|
| CNPC | A Shares | 158,033,693,528 (L) | Beneficial Owner | 97.60 | 86.35 |
| | H Shares | 291,518,000 (L)[1] | Interest of Corporation Controlled by the Substantial Shareholder | 1.38 | 0.16 |
| Aberdeen Asset Management Plc and its Associates (together "the Group"),on behalf of Accounts Managed by the Group | H Shares | 1,898,868,365 (L) | Investment Manager | 9.00 | 1.04 |
| BlackRock, Inc. [2] | H Shares | 1,486,345,508 (L) | Interest of Corporation Controlled by the Substantial Shareholder | 7.04 | 0.81 |
| | | 19,796,000 (S) | | 0.09 | 0.01 |
| JPMorgan Chase & Co. [3] | H Shares | 1,479,613,657(L) | Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent | 7.01 | 0.81 |
| | | 89,689,417(S) | Beneficial Owner | 0.42 | 0.05 |
| | | 1,296,986,456 (LP) | Approved Lending Agent | 6.14 | 0.71 |

(L) Long position (S) Short position (LP) Lending pool

012 ChangeS in Share Capital anD information on ShareholDerS 2014 INTERIM REPORT Notes: (1) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited. (2) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,486,345,508 H shares (long position) and 19,796,000 H shares (short position) were held in its capacity as a corporation controlled by the substantial shareholder. (3) JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 179,243,499 H shares (long position) and 89,689,417 H shares (short position) were held in its capacity as bene?cial owner; 3,348,702 H shares (long position) were held in its capacity as investment manager; 35,000 H shares (long position) were held in its capacity as custodian corporation; and 1,296,986,456 H shares (long position) were held in its capacity as approved lending agent. Such 1,479,613,657 H shares (long position) included the interests held in its capacity as bene?cial owner, investment manager and custodian corporation / approved lending agent. As at June 30, 2014, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance. 3. Information on Changes of Controlling Shareholder and the De Facto Controller There was no change in the controlling shareholder or the de facto controller of the Company during the reporting period.

PetroChina

DIRECTORS' REPORT 013

# DIRECTORS' REPORT

The Board of the Company is pleased to present the Directors' report.

## 1. Review of Operating Results

In the first half of 2014, the Group was confronted with the challenging environment brought about by the complicated international landscape and the slowing down of China's economic growth, the Group continued to implement its guidelines of quality, profitability and sustainable development, focused on the development of its principal oil and gas business and strengthened the coordination of its operations. The Group also vigorously broadened source of income, reduced costs and improved efficiency, thoroughly intensified its reform measures and continuously promote technology innovation. As a result, the Group achieved steady improvement in terms of both production and operations, and its operating results exceeded expectations.

### (1) Market Review

- Crude Oil Market

In the first half of 2014, the world's oil supply and demand were relatively balanced in general. However, due to the impact of geopolitical and other factors, the international oil prices had generally fluctuated upwards. The price spread between West Texas Intermediate ("WTI") crude oil and other benchmark oil prices continued to become narrower. The average price for North Sea Brent crude oil and WTI crude oil was US$108.93 per barrel and US$100.90 per barrel respectively, representing an increase of 1.3% and 7.1% as compared with the same period in 2013, respectively.

- Refined Products Market

In the first half of 2014, the growth of the demand for refined products continued to slow down, with the consumption of diesel dropping and the consumption of gasoline rigidly growing. The domestic refinery capacity continued to improve and market resources were generally sufficient. According to the relevant information, in the first half of 2014, the quantity of domestically processed crude oil amounted to 226 million tons, representing an increase of 3.7% as compared with the same period in 2013, and the domestic output of refined products amounted to 141 million tons, representing an increase of 5.4% as compared with the same period in 2013, among which gasoline output grew by 10.0% and the diesel output increased by 0.2%. The apparent consumption of refined products amounted to 131 million tons, representing an increase of 3.6% as compared with the same period in 2013, among which, the apparent consumption of gasoline increased by 9.7% and the apparent consumption of diesel dropped by 0.6%. The PRC government made eight adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB155 per ton and RMB150 per ton, respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

- Chemical Products Market

In the first half of 2014, the domestic chemical market performance showed a V-shaped trend. During the first quarter, the supply of main chemical products exceeded the demand, and the chemical market remained sluggish. During the second quarter, under the influence of the

014 Directors’ report reduction in processing load and the shutdown for maintenance of production facilities by petrochemical producers, market supply tightened as the market demand revived. The chemical market tended to slightly pick up and the demand and supply in the market generally remained balanced. • Natural Gas Market In the first half of 2014, domestic natural gas output increased steadily while the growth in the volume of imported gas slowed down. According to relevant information, the domestic output of natural gas in the ?rst half of 2014 was 63.2 billion cubic metres, representing an increase of 7.5% as compared with the same period in 2014 INTERIM REPORT 2013. Imports of natural gas amounted to approximately 28.3 billion cubic metres, representing an increase of 14.4% as compared with the same period in 2013. The apparent consumption of natural gas was 88.7 billion cubic metres, representing an increase of 8.9% as compared with the same period in 2013. (2) Business Review • Exploration and Production Domestic Exploration Operations In the first half of 2014, the Group enjoyed good momentum in its oil and gas exploration operations. In terms of the natural gas exploration, large-scale reserves

PetroChina
DIRECTORS' REPORT :::::: 015

were initially built up at Tarim Basin and Erdos Basin as well as other regions. In terms of the oil exploration, important achievements were made at Erdos Basin and Junggar Basin as well as other regions. Further successful achievements were also made during the exploration of tight oil.

Domestic Development and Production Operations

In the first half of 2014, the Group carried out an overall optimisation of oilfields development plans, emphasised on building of key production capacity, continued to implement the normalised fine water injection projects, steadily pushed forward the secondary development, reinforced the steady production in the existing oilfields and conscientiously organised material development experiments. The Group also accelerated the development of shale gas and started the comprehensive implementation of shale gas capacity building projects in Changning, Weiyuan and Zhaotong. The development of coal-seam gas has gone into orbit. In the first half of 2014, the crude oil output and the marketable natural gas output from domestic operations amounted to 409.4 million barrels and 1,430.5 billion cubic feet, respectively. The oil and natural gas equivalent output from domestic operations amounted to 647.8 million barrels, representing an increase of 2.9% as compared with the same period in 2013.

Overseas Oil and Gas Operations

In the first half of 2014, the overseas oil and gas operations of the Group strengthened its risk control and health, safety and environment (HSE) management and enhanced its overall production planning and coordination. The Rumaila project in Iraq and the MPE3 project in Venezuela were on schedule and the capacity building progress for key projects such as the Halfaya Project II was accelerated. In the first half of 2014, the crude oil output and the marketable natural gas output from overseas operations amounted to 56.2 million barrels and 65.0 billion cubic feet, respectively. The oil and natural gas equivalent output from overseas operations amounted to 67.1 million barrels, which was substantially the same as the same period in 2013.

In the first half of 2014, the Group recorded a total crude oil output of 465.6 million barrels, representing an increase of 0.3% as compared with the same period in 2013, a total marketable natural gas output of 1,495.5 billion cubic feet, representing an increase of 7.0% as compared with the same period in 2013, and a total oil and natural gas equivalent output of 714.9 million barrels, representing an increase of 2.5% as compared with the same period in 2013.

Summary of Operations of the Exploration and Production Segment

| | Unit | First half of 2014 | First half of 2013 | Changes (%) |
|---|---|---|---|---|
| Crude oil output | Million barrels | 465.6 | 464.2 | 0.3 |
| Marketable natural gas output | Billion cubic feet | 1,495.5 | 1,397.5 | 7.0 |
| Oil and natural gas equivalent output | Million barrels | 714.9 | 697.2 | 2.5 |

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

016 DIRECTORS' REPORT
2014 INTERIM REPORT

• Refining and Chemicals

In the first half of 2014, the Group proactively optimised the production and operation of its refining and chemical operations, reasonably controlled processing load, arranged the maintenance of its production facilities and ensured a safe and stable operation. The Group also strengthened its market-oriented approach and optimised resources allocation and products structure. With the increase in production of high-profitability products, various technical and economical indicators hit record highs. In the first half of 2014, the Group processed 500.0 million barrels of crude oil, representing an increase of 0.2% as compared with the same period in 2013, and produced 45.994 million tons of refined oil products, representing an increase of 1.9% as compared with the same period in 2013.

In the first half of 2014, Sichuan Petrochemical commenced full operation and those key projects such as the auxiliary project for processing sulphur oil of Guangxi Petrochemical and the projects in connection with Guangdong Petrochemical and Yunnan Petrochemical all proceeded as planned.

Summary of Operations of the Refining and Chemicals Segment

| | Unit | First half of 2014 | First half of 2013 | Changes (%) |
|---|---|---|---|---|
| Processed crude oil | Million barrels | 500.0 | 499.0 | 0.2 |
| Gasoline, kerosene and diesel output | '000 ton | 45,994 | 45,139 | 1.9 |
| of which: Gasoline | '000 ton | 15,562 | 14,701 | 5.9 |
| Kerosene | '000 ton | 2,053 | 1,834 | 11.9 |
| Diesel | '000 ton | 28,379 | 28,604 | (0.8) |
| Refining yield | % | 93.7 | 93.8 | (0.1) percentage point |
| Ethylene | '000 ton | 2,395 | 2,060 | 16.3 |
| Synthetic resin | '000 ton | 3,884 | 3,357 | 15.7 |
| Synthetic fibre raw materials and polymers | '000 ton | 623 | 696 | (10.5) |
| Synthetic rubber | '000 ton | 354 | 364 | (2.7) |
| Urea | '000 ton | 1,525 | 2,103 | (27.5) |

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

• Marketing

Domestic Operations

In the first half of 2014, despite the exposure to the slowdown in the growth of demand for refined oil, the Group managed to strengthen the coordination of its production and sales and to enhance its inventory management, strived to optimise its sales structure and focused on resources allocation in profitable markets. The sales of high-profitability products such as the high-grade gasoline and aviation kerosene experienced a relatively rapid growth. The Group also continued to further its precision management and intensified its network development efforts in order to continuously enhance its capability of sales to end customers.

International Trading Operations In the first half of 2014, the international trading operations of the Group vigorously explored overseas markets, strived to enhance its market standing and continued to maintain development, resulting in stable growth in term of both its scale and pro?tability. The Group sold a total of 75.228 million tons of gasoline, kerosene and diesel in the first half of 2014, representing a decrease of 5.2% as compared with the same period in 2013. • Natural Gas and Pipeline In the ?rst half of 2014, with respect to its natural gas business, the Group effectively balanced the utilisation of domestic gas and imported gas resources, maintained the production and sales of such resources at a balanced level, enhanced marketing efforts and optimised the structure of gas use. By placing emphasis on those key regions such as Yangtze River Delta, Pearl River Delta and Bohai Rim, the Group promoted market pricing which improved sales pro?tability of nature gas. The Group also organised the oil and gas operation in a scienti?c manner, increased the operating load of pipelines and made achievements by increasing transmission volume and decreasing energy consumption. In the first half of 2014, the construction and commissioning of key oil and gas pipelines and storages steadily progressed. The operation of the west section of the Third West-East Gas Pipeline, the Hohhot-Baotou-Erdos refined products pipelines together with the Jilin-Changchun refined products pipelines commenced successfully. The Group is taking active steps in exploring and innovating various effective models with an aim to actively promote mixed-ownership economy, expand cooperation and joint venture with various sources of investments including private capital, finance capital and foreign capital, make efforts to establish joint ventures and cooperation platforms in relation to oil and gas pipelines, undeveloped reserves and shale gas, refinery and chemicals as well as overseas oil and gas business, and

018 DIRECTORS' REPORT 2014 INTERIM REPORT

experiment on the securitisation of pipeline usufruct rights, receivables and service station usufruct rights. At the same time, the Group will strictly regulate the operation of joint ventures and cooperation projects and improve supervision mechanism.

## 2. Management Discussion and Analysis

(1) The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS

• Consolidated Operating Results

In the first half of 2014, the Group achieved a turnover of RMB1,153,968 million, representing an increase of 4.8% as compared with the same period in 2013. Profit attributable to owners of the Company was RMB68,124 million, representing an increase of 4.0% as compared with the same period in 2013. Basic earnings per share were RMB0.37, representing an increase of RMB0.01 as compared with the same period in 2013.

*Turnover* Turnover increased by 4.8% to RMB1,153,968 million for the first half of 2014 from RMB1,101,096 million for the first half of 2013. This was primarily due to the increase in the price and sales volume of the Group's major products including natural gas, gasoline and other products. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2014 and 2013 and their respective percentages of change during these periods:

| | Sales Volume ('000 ton) | | | Average Realised Price (RMB/ton) | | |
|---|---|---|---|---|---|---|
| | First half of 2014 | First half of 2013 | Percentage of change (%) | First half of 2014 | First half of 2013 | Percentage of change (%) |
| Crude oil[1] | 44,324 | 39,109 | 13.33 | 4,530 | 4,559 | (0.64) |
| Natural gas (100 million cubic metres, RMB/'000 cubic metres) | 557.06 | 478.77 | 16.35 | 1,384 | 1,151 | 20.24 |
| Gasoline | 26,869 | 26,523 | 1.30 | 7,998 | 7,760 | 3.07 |
| Diesel | 42,102 | 46,168 | (8.81) | 6,697 | 6,791 | (1.38) |
| Kerosene | 6,257 | 6,701 | (6.63) | 5,933 | 6,052 | (1.97) |
| Heavy oil | 7,889 | 6,184 | 27.57 | 4,361 | 4,523 | (3.58) |
| Polyethylene | 1,949 | 1,757 | 10.93 | 9,956 | 9,354 | 6.44 |
| Lubricant | 793 | 886 | (10.50) | 9,486 | 9,739 | (2.60) |

(1) The crude oil listed above represents all the external sales volume of crude oil of the Group.

*Operating Expenses* Operating expenses increased by 5.0% to RMB1,050,888 million for the first half of 2014 from RMB1,001,236 million for the first half of 2013, of which:

*Purchases, Services and Other* Purchases, services and other increased by 2.6% to RMB741,629 million for the first half of 2014 from RMB722,920 million for the first half of 2013. This was primarily due to (i) continued increases in purchase cost as a result of larger trading volumes in the oil products, and (ii) increases in purchase cost arising from natural gas imports from Central Asia, liquefied natural gas (LNG) imports and natural gas imports from Burma to meet the increasing demand for natural gas in the domestic market.

*Employee Compensation Costs* Employee compensation costs for the first half of 2014 were RMB57,514 million, representing an increase of 3.3% from RMB55,659 million for the first half of 2013. This was

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primarily due to an increase in business volume driven by the expansion of the business scale of the Group and the increase of the social security contribution base as stipulated by local governments.

*Exploration Expenses* Exploration expenses increased by 4.2% to RMB14,034 million for the first half of 2014 from RMB13,465 million for the first half of 2013. This was primarily due to the Group's continuous investment in oil and gas exploration so as to further strengthen its oil and gas resources base.

*Depreciation, Depletion and Amortisation* Depreciation, depletion and amortisation increased by 11.7% to RMB84,749 million for the first half of 2014 from RMB75,893 million for the first half of 2013. This was primarily due to the increase in the average carrying value of fixed assets and the average net book value of oil and gas properties, causing an increase in depreciation and depletion accordingly.

*Selling, General and Administrative Expenses* Selling, general and administrative expenses decreased by 0.6% to RMB36,318 million for the first half of 2014 from RMB36,545 million for the first half of 2013. This was primarily due to the fact that the Group proactively implemented measures to reduce costs and improve efficiency.

*Taxes other than Income Taxes* Taxes other than income taxes decreased by 3.4% to RMB120,120 million for the first half of 2014 from RMB124,364 million for the first half of 2013, of which, the crude oil special gain levy and resource tax payable by the Group decreased from RMB37,073 million and RMB14,191 million for the first half of 2013 to RMB35,976 million and RMB13,422 million for the first half of 2014, respectively.

*Other Income, Net* Other income, net, decreased by RMB24,134 million to RMB3,476 million for the first half of 2014, compared with other income, net, of RMB27,610 million for the first half of 2013. This was primarily because the Group recognised the gain on disposal of certain pipeline net assets and operations during the same period in 2013.

*Profit from Operations* Profit from operations was RMB103,080 million for the first half of 2014, representing an increase of 3.2% from RMB99,860 million for the first half of 2013.

*Net Exchange Loss* Net exchange loss increased by RMB1,471 million to RMB1,911 million for the first half of 2014 from RMB440 million for the first half of 2013. The increase was mainly due to the increase in exchange loss as a result of the depreciation of Kazakhstan Tenge during the reporting period.

*Net Interest Expenses* Net interest expenses increased by 14.9% to RMB11,514 million for the first half of 2014 from RMB10,018 million for the first half of 2013. The increase was mainly due to a rise in interest-bearing debts to finance production, operations, investments and construction.

*Profit before Income Tax Expense* Profit before income tax expense was RMB95,717 million for the first half of 2014, representing an increase of 2.1% from RMB93,761 million for the first half of 2013.

*Income Tax Expense* Income tax expense increased by 2.2% to RMB21,662 million for the first half of 2014 from RMB21,204 million for the first half of 2013. The increase was primarily due to an increase in the taxable profit.

*Profit for the period* Profit amounted to RMB74,055 million for the first half of 2014, representing an increase of 2.1% from RMB72,557 million for the first half of 2013.

*Profit attributable to non-controlling interests* Profit attributable to non-controlling interests was RMB5,931 million for the first half of 2014, representing a decrease of 15.7% from RMB7,035 million for the first half of 2013. This was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group.

*Profit attributable to owners of the Company* Profit attributable to owners of the Company amounted to

020 DIRECTORS' REPORT
2014 INTERIM REPORT

RMB68,124 million for the first half of 2014, representing an increase of 4.0% from RMB65,522 million for the first half of 2013.

• Segment Results

Exploration and Production

*Turnover* The turnover of the Exploration and Production segment for the first half of 2014 was RMB399,366 million, representing an increase of 3.6% from RMB385,456 million in the first half of 2013. This was primarily due to the increase in sales volume and price of natural gas and other oil and gas products. The average realised crude oil price in the first half of 2014 was US$100.14 per barrel, representing a decrease of 0.35% from US$100.49 per barrel for the first half of 2013.

*Operating Expenses* Operating expenses of the Exploration and Production segment increased by 3.7% to RMB297,128 million for the first half of 2014 from RMB286,649 million for the first half of 2013. This was primarily due to the increase in the purchase cost for importing crude oil.

The Group continued to tighten cost controls. In the first half of 2014, the oil and gas lifting cost was US$12.97 per barrel, representing an increase of 5.5% from US$12.29 per barrel in the first half of 2013. Excluding the effect of exchange rate fluctuations, oil and gas lifting cost increased by 3.8% as compared with the same period in 2013.

*Profit from Operations* In the first half of 2014, as a result of the continuous transformation in its mode of development, the enhancement of its control for investment and control together with its efforts to improve the overall profitability, the profit from operations of the Exploration and Production segment increased by 3.5% to RMB102,238 million for the first half of 2014 from RMB98,807 million for the first half of 2013. The Exploration and Production segment has been a key profit contributor to the Group.

Refining and Chemicals

*Turnover* The turnover of the Refining and Chemicals segment for the first half of 2014 was RMB426,545 million, representing a decrease of 2.3% from RMB436,437 million for the first half of 2013. This was primarily due to the decrease in the sales volume of certain chemical products and diesel under market influence.

*Operating Expenses* Operating expenses of the Refining and Chemicals segment decreased by 4.9% to RMB429,980 million for the first half of 2014 from RMB452,298 million for the first half of 2013. This was primarily due to the decrease in the purchase cost of chemical products.

In the first half of 2014, the cash processing cost of refineries was RMB167.86 per ton, representing an increase of 8.7% as compared with RMB154.41 per ton in the same period in 2013. This was primarily due to the reasonable control of refinery processing load, and the increase in fuel and power cost, which was caused by improvement in the quality of oil products.

*Profit from Operations* In the first half of 2014, by placing emphasis on the principles of market orientation and profitability, strengthening production and operation analysis and adjusting operating strategies on a timely basis, the Refining and Chemicals segment reduced its loss significantly as compared with the same period in 2013. In the first half of 2014, the Refining and Chemicals segment incurred a loss from operations amounting to RMB3,435 million, representing a decrease in loss from operations of RMB12,426 million from RMB15,861 million for the first half of 2013. The refining operations turned profitable and generated an operating profit of RMB4,355 million, representing an increase in operating profit of RMB12,124 million as compared with the

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operating loss of RMB7,769 million in the same period in 2013. In the continued sluggish market, the chemicals operations incurred an operating loss of RMB7,790 million, representing a decrease in operating loss of RMB302 million as compared with the operating loss RMB8,092 million in the same period in 2013, due to proactive efforts to optimise product structure and control costs and expenses.

Marketing

*Turnover* The turnover of the Marketing segment increased by 4.4% to RMB984,685 million for the first half of 2014 from RMB943,248 million for the first half of 2013, which was primarily due to an increase in gasoline price, sales volume and operating income from the oil products trading business.

*Operating Expenses* Operating expenses of the Marketing segment increased by 3.9% to RMB976,539 million for the first half of 2014 from RMB939,820 million for the first half of 2013. This was primarily due to an increase in the expenses relating to the oil products trading business.

*Profit from Operations* In the first half of 2014, while facing a slowdown in the growth of demand in the refined oil market, the domestic business of the Marketing segment significantly improved its sales profitability by strengthening its inventory management, optimising its sales structure and making further efforts to improve the sales volume of high-grade gasoline, aviation kerosene and other products. The international trading operations had effectively controlled both market risk and financial risk, which resulted in ongoing improvement in the


中国石油

022 DIRECTORS' REPORT 2014 INTERIM REPORT

efficiency and profitability of international trade operations. The Marketing segment achieved in aggregate an operating profit of RMB8,146 million for the first half of 2014, representing an increase of 137.6% from RMB3,428 million for the first half of 2013.

Natural Gas and Pipeline

*Turnover* The turnover of the Natural Gas and Pipeline segment increased by 27.8% to RMB134,963 million for the first half of 2014 from RMB105,583 million for the first half of 2013, which was primarily due to the increase in the sales volume and price of natural gas.

*Operating Expenses* Operating expenses of the Natural Gas and Pipeline segment increased by 56.4% to RMB130,880 million for the first half of 2014 from RMB83,701 million for the first half of 2013. This was primarily due to the combined effect of the increase in natural gas imports costs and the lower expenses in the same period in 2013 as a result of the gain realised on the Group's disposal of certain pipeline net assets and operations.

*Profit from Operations* The Natural Gas and Pipeline segment optimised storage, transmission and marketing in the first half of 2014. Its operating profit was RMB4,083 million for the first half of 2014, representing a decrease of 81.3% from RMB21,882 million for the first half of 2013 and, excluding the gain realised on the disposal of certain pipeline net assets and operations in the same period in 2013, an increase of profit from operations of RMB7,023 million compared with the same period in 2013. In the first half of 2014, the Natural Gas and Pipeline segment recorded a loss of RMB20,360 million on the sales of imported natural gas and LNG, representing a decrease in loss of RMB3,162 million compared with the same period in 2013. Such losses include a loss of RMB7,762 million for the sales of 13.908 billion cubic metres of natural gas imported from Central Asia, a loss of RMB11,331 million for the sales of 4.387 billion cubic metres of imported LNG, and a loss of RMB1,267 million for the sales of 1.311 billion cubic metres of natural gas imported from Burma.

In the first half of 2014, the Group's international operations[note] achieved a turnover of RMB407,491 million. Profit before income tax expense of overseas operations was RMB10,681 million. The Group's international operations kept a healthy development and the level of internationalized operations was further enhanced.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

- Cash Flows

As at June 30, 2014, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the shareholders of the Company.

The table below sets forth the cash flows of the Group for the first half of 2014 and 2013, respectively, and the amount of cash and cash equivalents as at the end of each period:

PetroChina

DIRECTORS' REPORT ::::: 023

| | Period of six months ended June 30 | |
|---|---|---|
| | 2014 | 2013 |
| | RMB million | RMB million |
| Net cash flows from operating activities | 133,484 | 102,057 |
| Net cash flows used for investing activities | (117,906) | (98,803) |
| Net cash flows from financing activities | 22,213 | 104,809 |
| Translation of foreign currency | 277 | (1,366) |
| Cash and cash equivalents at the end of the period | 89,475 | 150,092 |

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2014 were RMB133,484 million, representing an increase of 30.8% from RMB102,057 million for the first half of 2013. This was mainly due to a combination of effects brought about by the increase of profit during the reporting period and the change in working capital such as account receivables. As at June 30, 2014, the Group had cash and cash equivalents of RMB89,475 million, among which, approximately 72.0% were denominated in Renminbi, approximately 24.1% were denominated in US Dollars, approximately 2.4% were denominated in Hong Kong Dollars and approximately 1.5% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2014 were RMB117,906 million, representing an increase of 19.3% from RMB98,803 million for the first half of 2013. This was primarily due to a combination of effects brought about by the inflow of capital in the same period in 2013 from the Group's investment in a joint venture with certain pipeline net assets and operations in 2013, strengthening its investment management and decreasing its cash payment of capital expenditures in the first half of 2014.

Net Cash Flows From Financing Activities

The net cash flows of the Group from financing activities for the first half of 2014 were RMB22,213 million, representing a decrease of 78.8% from RMB104,809 million for the first half of 2013. This was primarily due to a substantial decrease in new borrowings during the reporting period as compared with the same period in 2013, as a result of the strengthening of the management of capital and interest-bearing borrowings by the Group.

The net borrowings of the Group as at June 30, 2014 and December 31, 2013, respectively, were as follows:

| | As at June 30, 2014 | As at December 31, 2013 |
|---|---|---|
| | RMB million | RMB million |
| Short-term borrowings (including current portion of long-term borrowings) | 203,707 | 192,767 |
| Long-term borrowings | 332,304 | 302,862 |
| Total borrowings | 536,011 | 495,629 |
| Less: Cash and cash equivalents | 89,475 | 51,407 |
| Net borrowings | 446,536 | 444,222 |

024 DIRECTORS' REPORT 2014 INTERIM REPORT

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2014 and December 31, 2013, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

| | As at June 30, 2014 | As at December 31, 2013 |
|---|---|---|
| | RMB million | RMB million |
| Within 1 year | 220,017 | 209,010 |
| Between 1 and 2 years | 60,027 | 72,992 |
| Between 2 and 5 years | 223,133 | 203,330 |
| After 5 years | 99,480 | 59,831 |
| | 602,657 | 545,163 |

Of the total borrowings of the Group as at June 30, 2014, approximately 59.8% were fixed-rate loans and approximately 40.2% were floating-rate loans. Of the total borrowings as at June 30, 2014, approximately 70.2% were denominated in Renminbi, approximately 29.1% were denominated in US Dollars and approximately 0.7% were denominated in other currencies.

As at June 30, 2014, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 29.0% (December 31, 2013: 28.1%).

• Capital Expenditures

For the first half of 2014, the Group continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures were RMB91,101 million, representing a decrease of 15.8% from RMB108,207 million for the first half of 2013. The following table sets out the capital expenditures incurred by the Group for the first half of 2014 and for the first half of 2013 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2014.

| | For the first half of 2014 | | For the first half of 2013 | | Estimates for 2014 | |
|---|---|---|---|---|---|---|
| | RMB million | (%) | RMB million | (%) | RMB million | (%) |
| Exploration and Production* | 69,507 | 76.30 | 76,446 | 70.65 | 225,700 | 76.12 |
| Refining and Chemicals | 5,956 | 6.54 | 4,440 | 4.10 | 25,300 | 8.53 |
| Marketing | 1,283 | 1.41 | 1,625 | 1.50 | 6,400 | 2.16 |
| Natural Gas and Pipeline | 13,932 | 15.29 | 25,160 | 23.25 | 37,200 | 12.55 |
| Head Office and Other | 423 | 0.46 | 536 | 0.50 | 1,900 | 0.64 |
| Total | 91,101 | 100.0 | 108,207 | 100.0 | 296,500 | 100.0 |

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2013 and the first half of 2014, and the estimates for the same for the year of 2014 would be RMB83,311 million, RMB76,195 million and RMB237,700 million, respectively.

Exploration and Production Capital expenditures for the Exploration and Production segment of the Group amounted to RMB69,507 million for the first half of 2014. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the development of oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Xinjiang, Tarim and the south-western region. For its overseas operations, the Group focused on oil and gas exploration and development in joint cooperation areas in Central Asia, the Middle East, America, Africa and the Asia Pacific region. The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2014 would amount to RMB225,700 million. Re?ning and Chemicals Capital expenditures for the Re?ning and Chemicals segment of the Group amounted to RMB5,956 million for the first half of 2014, primarily used for the construction of the large refining and chemical project of Yunnan Petrochemical and the quality upgrade project for gasoline and diesel oil products. The Group anticipates that capital expenditures for the Re?ning and Chemicals segment throughout 2014 will amount to RMB25,300 million. Marketing Capital expenditures for the Marketing segment of the Group amounted to RMB1,283 million for the ?rst half of 2014, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability markets and the construction of overseas oil and gas operation, etc. The Group anticipates that capital expenditures for the Marketing segment throughout 2014 will amount to RMB6,400 million. Natural Gas and Pipeline Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB13,932 million for the ?rst half of 2014, which were used primarily for the construction of key oil and gas transmission pipelines such as those of Third West-East Gas Pipeline and Third and Fourth Daqing-Tieling Crude Oil Pipeline, associated LNG and gas storage projects and city gas facilities.

026 DIRECTORS' REPORT 2014 INTERIM REPORT

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2014 will amount to RMB37,200 million.

Head Office and Other

Capital expenditures for Head Office and Other for the first half of 2014 were RMB423 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other throughout 2014 will amount to RMB1,900 million.

(2) The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS:

- Principal operations by segment under CAS

| | Income from principal operations for the first half of 2014 | Cost of principal operations for the first half of 2014 | Gross margin* | Changes in income from principal operations over the same period of the preceding year | Changes in cost of principal operations over the same period of the preceding year | Increase/ (decrease) in gross margin |
|---|---|---|---|---|---|---|
| | RMB million | RMB million | (%) | (%) | (%) | (Percentage points) |
| Exploration and Production | 392,628 | 216,611 | 30.2 | 3.7 | 7.7 | (0.4) |
| Refining and Chemicals | 423,287 | 349,859 | 4.0 | (2.2) | (6.0) | 3.0 |
| Marketing | 978,367 | 944,217 | 3.4 | 4.4 | 3.9 | 0.6 |
| Natural Gas and Pipeline | 133,504 | 129,692 | 2.5 | 28.0 | 20.9 | 6.1 |
| Head Office and Other | 195 | 81 | - | 25.0 | 80.0 | - |
| Inter-segment elimination | (792,601) | (792,578) | - | - | - | - |
| Total | 1,135,380 | 847,882 | 15.2 | 4.9 | 3.5 | 2.0 |

* Gross margin = Profit from principal operations / Income from principal operations

During the reporting period, the total amount of connected transactions from sales of products and provision of services by the Group to CNPC and its subsidiaries was RMB52,709 million.

- Principal operations by region under CAS

| | First half of 2014 | First half of 2013 | Changes over the same period of the preceding year |
|---|---|---|---|
| Operating income | RMB million | RMB million | (%) |
| Mainland China | 746,477 | 733,032 | 1.8 |
| Other | 407,491 | 368,064 | 10.7 |
| Total | 1,153,968 | 1,101,096 | 4.8 |

DIRECTORS’ REPORT ::::: 027 • Principal subsidiaries, associates and jointly controlled entities of the Group Amount of Amount of Registered capital Shareholding total assets total liabilities Net pro?t Company name RMB million % RMB million RMB million RMB million Daqing Oilfield Company Limited 47,500 100.00 291,193 78,039 27,110 CNPC Exploration and Development Company Limited 16,100 50.00 150,205 42,392 5,508 PetroChina Hong Kong Limited HK$7,592 million 100.00 92,763 34,799 3,445 PetroChina International Investment Company Limited 31,314 100.00 107,608 83,097 (586) PetroChina International Co., Ltd. 14,000 100.00 175,769 139,854 2,169 PetroChina Northwest United Pipelines Company Limited 62,500 52.00 65,493 2,502 398 PetroChina Eastern Pipelines Co., Ltd.(1) 10,000 100.00 83,585 38,575 843 Dalian West Pacific Petrochemical Co., Ltd. US$258 million 28.44 11,552 16,149 (349) China Marine Bunker (PetroChina) Co., Ltd. 1,000 50.00 13,740 11,124 61 China Petroleum Finance Co., Ltd. 5,441 49.00 627,071 591,759 2,398 Arrow Energy Holdings Pty Ltd. AUD 2 50.00 49,599 20,740 (1,263) PetroChina United Pipelines Company Limited 40,000 50.00 87,469 1,959 4,917 CNPC Captive Insurance Co., Ltd. 5,000 49.00 5,265 172 94 Notes: For details of PetroChina Eastern Pipelines Co., Ltd., please refer to the announcement on external investments (No. Lin 2014-008) disclosed at the Shanghai Stock Exchange dated 13 May 2014. For details of the nature of business and net profit of principal subsidiaries, associates and jointly controlled entities of the Group, please refer to Note 6 and Note 13 of the financial statements of the Group prepared under CAS. 3. Business Prospects for the Second Half of the Year The mild recovery of the global economy will remain highly uncertain in the second half of 2014 and the global oil price is still likely to fluctuate at high levels. It is expected that the domestic economy will continue to develop at a reasonable pace, while downward pressure on the economy still exists. Whilst the macroeconomic environment remaining uncertain, the Group will enhance its analysis and assessment of the situation, endeavour to promote the development of its main business of oil and gas, coordinate and optimise its production and operations, continue to implement measures to broaden source of income, reduce costs and improve efficiency, keep emphasizing the concept of innovation-driven and strive to accomplish its production and operation targets for the year. In respect of exploration and production, the Group will continue to strengthen its efforts for oil and gas exploration, place emphasis on meticulous exploration at key zones and pre-exploration and venture exploration at key areas and key basins, promote the exploration of tight oil and strive to obtain reserves meeting its economics of scale. The Group will organise its development of oil and gas fields according to the fixed targets of profitability and

028 DIRECTORS' REPORT
2014 INTERIM REPORT

outputs, steadily carry out the significant development tests and continue steady and balanced development of its oil and gas production. The Group will strengthen its management of key development projects of production capacities and strive to improve the rate of well-placement of newly-built production capacities. The Group will promote the development of demonstration zones of shale gas.

In respect of refining and chemicals operations, the Group will closely track the changes of market demands, optimise its allocation of crude oil resources, process route and products structure, increase its production of marketable and high-profitability products and featured products, reasonably set up the processing load and the maintenance window and strive to reduce losses and increase profits. The Group will promote such projects as the centralised processing and transformation of heavy oil at Yunnan Petrochemical, Guangdong Petrochemical and Karamay Petrochemical in an orderly manner. The Group will also accelerate the development of the upgrade project of the quality of refined oil and complete the quality upgrade of diesel oil to China IV by the end of the year.

In respect of the sales of refined products, the Group will keep optimising its sales structure, the flow of recourses and its inventory operation, increase sales volume from oil guns and sales volume of high-profitability products and strive to improve the profitability. The Group will strengthen the core position of its retail operations, strengthen the management of sales to end-customers, adopt various measures to accelerate the development and the optimisation of the distribution of the sales network and enhance its retail capabilities and market competitiveness. The Group will also strengthen the measurement and management of the quality of the oil products, enhance service standards and establish a good brand image.

In respect of natural gas and pipelines operations, the Group will effectively promote market development, strengthen the management of new users, optimise the structure of areas and users, increase the percentage of high-end and high-profitability markets and implement the state policy on adjustment of the price of natural gas and strive to improve the profitability of natural gas sales. The Group will also improve the planning of the pipelines operations and organise the construction of such key projects as the Middle and East of Third West-East Gas Pipeline, the crude oil pipelines of Tianjin-Huabei Petrochemical and the Jinzhou-Zhengzhou oil product pipeline.

In respect of international operations, the Group will continue to promote the implementation of the existing overseas projects and the development of new projects, strive to increase reserves and outputs, further optimise its business structure, asset structure and regional layout and enhance overall profitability. The Group will further strengthen the economic evaluation and risk assessment mechanism for key projects, effectively control various risks and keep enhancing the profitability levels of key oil and gas production zones and key projects. The Group will also take full advantage of the domestic and overseas resources and markets, further optimise channels of recourses and pace of procurement and maintain a steady growth of profitability.

By order of the Board
Zhou Jiping
Chairman
Beijing, PRC
August 28, 2014

SIgNIfICANT EVENTS 1. Governance of the Company During the reporting period, the Company had been operating in accordance with domestic and overseas regulatory requirements. With reference to the status quo of the Company and in accordance with the Articles of Association of the Company (the “Articles of Association”), related laws, regulations and listing rules, the Company has been constantly adopting, improving and effectively implementing work systems and related work processes for the Board and its various specialised committees. In order to adapt to the change in regulatory requirements, the Company is in the course of supplementing and refining its fundamental systems of corporate governance. During the reporting period, the internal management operations of the Company had been further standardised. The level of the Company’s corporate governance had been continually enhanced through the coordination and checks and balances among the Shareholders’ General Meeting, the Board and its respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems. 2. Compliance with the Corporate Governance Code For the six months ended June 30, 2014, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that: After prudent consideration of the laws and SignifiCant SIGNIFICANT eventS EVENT ::::: 029 regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association. Shareholders holding three percent or above of the voting shares of the Company may put forward an extraordinary written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected. 3. Formulation and Implementation of the Cash Dividend Policy Since its listing in Hong Kong in 2000, the Company has been in strict conformance with the relevant undertakings in its Hong Kong listing prospectus, with a consistent dividend policy adopted. Currently, the Company pays dividends to its shareholders on the basis of 40% to 50% of its annual net profit. The Company’s consistent and proactive dividend policy is well received by shareholders as it preserves the interests of small to medium sized shareholders. To further protect the interests of small to medium sized shareholders and with the approval of the general meeting held on May 23, 2013, the Company made certain amendments to dividend distribution provisions in the Articles of Association. Provisions were added regarding implementation and adjustment procedures for

030 SignifiCant eventS dividend distribution and conditions for cash dividends and clarifying that the proportion of cash dividends shall not be lower than 30% of annual net pro?t attributable to owners of the Company. Pursuant to the Articles of Association, the Company shall make dividend payments twice a year. Payment of final dividends shall be approved by a general meeting by way of an ordinary resolution, whilst payment of interim dividends may be approved by the Board receiving a mandate from a general meeting by way of an ordinary resolution. Over the years, the Company has been implementing the dividend policy in strict compliance with the Articles of Association and the relevant regulatory requirements. Authorised by the general meeting, the Board has approved the 2014 interim dividend at the third meeting of the Sixth Session of the Board, with the consent of independent Directors. 4. Final Dividend for 2013 and Interim Dividend for 2014 and Closure of Register of Members (1) Final Dividend for 2013 The ?nal dividend in respect of 2013 of RMB0.15755 per share (inclusive of tax), amounting to a total of RMB28,835 million was approved by the shareholders at the annual general meeting of the Company on May 22, 2014 and was paid on July 17, 2014. (2) Interim Dividend for 2014 and Closure of Register of Members The Board of Directors (the “Board”) was authorised by the shareholders to approve the distribution of an interim dividend for 2014 at the annual general meeting of 2014 INTERIM REPORT the Company on May 22, 2014. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.16750 per share (inclusive of tax) for the six months ended June 30, 2014 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2014. The total amount of the interim dividend payable is RMB30,656 million. The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 18, 2014. The register of members of H shares will be closed from September 13, 2014 to September 18, 2014 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certi?cates at Hong Kong Registrars Limited on or before 4:30 p.m., September 12, 2014. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 18, 2014 will be eligible for the interim dividend. In accordance with the relevant provisions of the Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars to be calculated on the basis of the average of the midpoint exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the interim dividend by the Board.

The average of the mid-point exchange rates for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2014 interim dividend by the Board was RMB0.79517 to 1 Hong Kong Dollar. Accordingly, the interim dividend will be 0.21065 Hong Kong Dollar per H share (inclusive of applicable tax). The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for their onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around September 29, 2014 to the holders of H shares by ordinary mail at their own risks. According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to nonresident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information that will have been registered on the Company’s H share register of members on September 18, 2014. SIGNIFICANT EVENTS ::::: 031 According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Nonresidents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) 《國家稅務總局關於印發 ( <非居民享受稅收協議待遇管理辦法（試行）>的通知》（國稅發 [2009]124號）). For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.

032 SignifiCant eventS The Company will determine the country of residence of the individual holders of H shares based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 18, 2014 and will accordingly withhold and pay the individual income tax. If the country of residence of the individual holders of H shares is not the same as the Registered Address, the individual holders of H shares shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 12, 2014 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the individual holders of H shares do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of residence of the individual holders of H shares based on the Registered Address recorded on September 18, 2014. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax. 5. Material Litigation, Arbitration and Events Widely Questioned by the Media Regarding the previously disclosed class action proceedings brought by individual overseas shareholders before the Southern District of New York Federal District Court of the United States against the Company and certain individuals based on the fact that certain former 2014 INTERIM REPORT directors and former senior management were subject to an investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company as of the end of the current reporting period. Details of such notice are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013. On April 4, 2014, the Southern District of New York Federal District Court of the United States entered an order consolidating the related actions and appointing lead plaintiff and lead counsel. On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. On August 5, 2014, the Company filed a motion to dismiss the Amended Complaint. The Company’s normal business operations have not been affected during the reporting period. The Company intends to vigorously contest the Amended Complaint to protect the legitimate rights and interests of the Company. Except for the matters above, the Company was not involved in any material litigation, arbitration or events that were widely questioned by the media during the reporting period.

PetroChina

SIGNIFICANT EVENTS 033

## 6. Shareholding Interests of the Group in Other Companies

**(1) Shareholding interests of the Group in other listed companies**

As at the end of the reporting period, shareholding interests of the Group in other listed companies were as follows:

Unit: HK$ million

| Stock code | Stock short name | Initial investment amount | Number of shares held (both at the beginning and the end of the reporting period) | Shareholding (%) | Book value as at the end of the reporting period | Profit or loss for the reporting period | Changes in equity during the reporting period | Classification in accounts | Source of shareholding |
|---|---|---|---|---|---|---|---|---|---|
| 135 | Kunlun Energy[1] | 25,758 | 4,708,302,133 | 58.33 | 25,758 | — | — | Long-term equity investments | Acquisition and further share issuance |

Note: (1) The Group held the shares in Kunlun Energy Limited, a company listed on the Hong Kong Stock Exchange, through Sun World Limited, an overseas wholly-owned subsidiary of the Group.

**(2) Shareholding interests of the Group in non-listed financial institutions**

As at the end of the reporting period, shareholding interests of the Group in other non-listed financial institutions were as follows:

Unit: RMB million

| Name of investment target | Initial investment amount | Number of shares held (both at the beginning and the end of the reporting period) | Shareholding (%) | Book value as at the end of the reporting period | Profit or loss for the reporting period | Changes in equity during the reporting period | Classification in accounts | Source of shareholding |
|---|---|---|---|---|---|---|---|---|
| China Petroleum Finance Co., Ltd. | 9,917 | 2,666,000,000 | 49.00 | 17,651 | 1,171 | 73 | Long-term equity investments | Injection of capital |
| CNPC Captive Insurance Co., Ltd. | 2,450 | 2,450,000,000 | 49.00 | 2,495 | 46 | - | Long-term equity investments | Establishment by promotion |

## 7. Investment and Acquisition of Assets

The Company and its subsidiaries did not make any investments and acquisitions during the reporting period.

034 SignifiCant eventS Material Connected Transactions (1) Continuing connected transactions Continuing connected transactions with CNPC Pursuant to the Listing Rules and the Shanghai Stock Exchange Listing Rules, since CNPC is the controlling shareholder of the Company, transactions between the Group and CNPC as well as their jointly-held entities constitute connected transactions of the Group. The Group and CNPC as well as their jointly-held entities continue to carry out certain existing continuing connected transactions. The Company had obtained independent Directors’ and independent shareholders’ approval at the second meeting of the Fifth Session of the Board held on August 24 to 25, 2011, the general meeting held on October 20, 2011 and the ninth meeting of the Fifth Session of the Board held on June 27, 2013 for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed caps for the existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2012 to December 31, 2014. The Group and CNPC as well as their jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements: Comprehensive Products and Services Agreement Land Use Rights Leasing Contract and an agreement supplementary thereto Buildings Leasing Contract (as amended) Intellectual Property Licensing Contracts Contract for the Transfer of Rights under Production Sharing Contracts 6) Debts Guarantee Contract 2014 INTERIM REPORT Details of the above agreements were set out in the section headed “Connected Transactions” of the 2012 annual report published on the website of the Shanghai Stock Exchange on March 22, 2013. Details of the Comprehensive Products and Services Agreement, the Supplementary Agreement to the Land Use Rights Leasing Contract and the Buildings Leasing Contract (as amended) were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 25 and 26, 2011 respectively, and were also set out in the meeting materials for the 2011 extraordinary general meeting published on the website of the Shanghai Stock Exchange on October 12, 2011. (2) Performance of the continuing connected transactions during the reporting period During the reporting period, in accordance with the CAS, the actual total transaction amounts of the connected transactions enacted between the Group and its connected parties were RMB236,277 million, of which the sales of goods and provision of services by the Group to its connected parties amounted to RMB87,843 million, representing 7.61% of the same transactions of the Group. The purchase of goods and provision of services from the connected parties to the Group amounted to RMB148,434 million, representing 14.85% of the same transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB322,933 million. (3) Details of the connected transactions during the reporting period have been set out in Note 52 to the financial statements of the Group prepared under CAS and Note 18 to the financial statements of the Group prepared under IFRS.

9. Material Contracts and the Performance Thereof (1)There was no material transaction, or any trusteeship, sub-contracting and leasing of properties of other companies by the Company, or any trusteeship, subcontracting and leasing of properties of the Company by other companies which was enacted during the reporting period or extended from prior periods to the reporting period. (2) The Group had no material guarantees during the reporting period. (3) The Company did not entrust any other person to carry out cash management during the reporting period nor was there any such entrustment that was extended from prior periods to the reporting period. (4) The Company had no material external entrusted loans during the reporting period. (5) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure. 10. Performance of Undertakings In order to support the business development of Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transaction (the “Agreement”) with the Company on March 10, 2000. As of June 30, 2014, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included as follows: (1) due to the fact that the laws of the jurisdiction where ADSs were listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not make use of the business opportunity that competed or was likely SIGNIFICANT EVENTS ::::: 035 to compete with the principal business of the Company strictly in accordance with the Agreement. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insuf?cient or uncertain. In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1) within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company. Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged. 11. Penalties on the Company and its Directors, Supervisors, Senior Management,Controlling Shareholder and De Facto Controller and Remedies Thereto During this reporting period, none of the existing Directors, Supervisors, senior management, controlling shareholder or de facto controller of the Company was subject to any investigation by the relevant authorities, enforcement measures by judicial authorities or disciplinary authorities, transfer to judicial authorities or prosecution of criminal liabilities, audit or administrative punishment by the China Securities Regulatory Commission, denied participation in the securities market or deemed unsuitable, nor was there any administrative

036 SignifiCant eventS penalty by other administrative authorities or public condemnation by stock exchanges. 12. Repurchase, Sale or Redemption of Securities The Company and its subsidiaries did not repurchase, sell or redeem any of the listed securities of the Company during the six months ended June 30, 2014. 13. Compliance with the Model Code The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period. Failure to Comply with Rules 3.10(2) and of the Listing Rules Due to the retirement of certain directors at the 2013 annual general meeting, the Company failed to comply with Rules 3.10(2) and 3.21 of the Listing Rules in respect of the number of independent non-executive directors and the composition of the audit committee. The Company has identified a suitable candidate to fill the vacancy of non-executive independent director and audit committee member, so as to satisfy the requirement under Rule 3.10A on the number of non-executive independent director, the requirement under Rule 3.21 on the minimum number of members of the audit committee and the requirements under Rules 3.10(2) and 3.21 of the Listing Rules, which request a listed company to appoint as least one audit committee member and one independent non-executive director with appropriate professional qualifications or 2014 INTERIM REPORT accounting or related ?nancial management expertise. As resolved at the third meeting of the Sixth Session of the Board, the Board proposed to elect Mr. Zhang Biyi as an independent non-executive director of the Company at the extraordinary shareholders’ meeting to be held on 29 October 2014. The Board proposed to appoint Mr. Zhang as a member of the audit committee of the Company if he is elected as an independent non-executive director of the Company. Please refer to the announcement published on the website of the Hong Kong Stock Exchange on 28 August 2014 for biographical details of Mr. Zhang. After the appointments are made, the Company will be able to comply with the relevant Listing Rules mentioned above. 15. Interests of Directors and Supervisors in the Share Capital of the Company As at June 30, 2014, save as disclosed in this report, none of the Directors or Supervisors had any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the Securities and Futures Ordinance that required to be recorded in the register mentioned under Section 352 of the Securities and Futures Ordinance or as otherwise noti?able to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. 16. Audit Committee The Company has established the Audit Committee, which comprises Mr Lin Boqiang and Mr Liu Yuezhen. The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2014.

PetroChina

SIGNIFICANT EVENTS ::::: 037

## 17. Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2013 in respect of matters required to be disclosed under paragraph 32 of Appendix 16 to the Listing Rules.

## 18. Index of Information Disclosure

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Monthly Return of the Company on the Movements of Securities for the month ended December 2013 | — | January 7, 2014 | Website of the Hong Kong Stock Exchange |
| Monthly Return of the Company on the Movements of Securities for the month ended January 2014 | — | February 8, 2014 | Website of the Hong Kong Stock Exchange |
| Announcement of PetroChina on the Performance of Undertakings | China Securities Journal, Shanghai Securities News and Securities Times | February 15, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement of PetroChina on Appointment of Joint Company Secretaries and Authorized Representative | — | February 25, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement of PetroChina on the Appointment of the Secretary to the Board | China Securities Journal, Shanghai Securities News and Securities Times | February 26, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Notice of Board Meeting | — | February 26, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Monthly Return of the Company on the Movements of Securities for the month ended February 2014 | — | March 5, 2014 | Website of the Hong Kong Stock Exchange |
| Announcement on the 2014 Payment of Interest for 2013 Corporate Bonds (First Tranche) | China Securities Journal, Shanghai Securities News and Securities Times | March 8, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Special Statement on the Use of Non-operating Funds and Financial Transactions with other Affiliates for 2013 | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Auditor's Report | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Auditor's Report on Internal Control | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |

038 SIGNIFICANT EVENTS 2014 INTERIM REPORT

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| Report on Sustainable Development of 2013 | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| 2013 Work Report of the Independent Directors | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| 2013 Work Report of the Audit Committee of the Board of Directors | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement on the Resolutions passed at the Twelfth Meeting of the Fifth Session of the Board of Directors | China Securities Journal, Shanghai Securities News and Securities Times | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement on the Resolutions passed at the Thirteenth Meeting of the Fifth Session of the Supervisory Committee | China Securities Journal, Shanghai Securities News and Securities Times | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| 2013 Internal Control Evaluation Report | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Special Statement and Independent Opinion by Independent Directors on External Guarantees | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| 2013 Annual Report | — | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Summary of 2013 Annual Report | China Securities Journal, Shanghai Securities News and Securities Times | March 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Monthly Return of the Company on the Movements of Securities for the month ended March 2014 | — | April 3, 2014 | Website of the Hong Kong Stock Exchange |
| Notice of the 2013 Annual General Meeting, Circular and Reply Slip of the Company | — | April 4, 2014 | Website of the Hong Kong Stock Exchange |
| Notice of the 2013 Annual General Meeting of PetroChina | China Securities Journal, Shanghai Securities News and Securities Times | April 5, 2014 | Website of the Shanghai Stock Exchange |
| Notification to Registered Shareholders and Request Form | | April 9, 2014 | Website of the Hong Kong Stock Exchange |
| Notice of Board Meeting | — | April 22, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |

SIGNIFICANT EVENTS ::::: 039 Date of publication (or the time of release through the Names of newspaper of website of the Hong Kong Stock Matter Website of release publication Exchange or the Shanghai Stock Exchange, if the disclosure was not published) Website of the Hong Kong China Securities Journal, Stock Exchange First Quarterly Report of 2014 Shanghai Securities News April 25, 2014 and Securities Times Website of the Shanghai Stock Exchange Supplemental Notice of, and Form of Proxy for, 2013 Annual General — April 29, 2014 Website of the Hong Kong Meeting Stock Exchange China Securities Journal, Supplemental Notice of 2013 Annual Website of the Shanghai Shanghai Securities News April 30, 2014 General Meeting Stock Exchange and Securities Times Monthly Return of the Company on the Movements of Securities for the month — May 5, 2014 Website of the Hong Kong ended April 2014 Stock Exchange Website of the Hong Kong Documents for 2013 Annual General Stock Exchange — May 10, 2014 Meeting Website of the Shanghai Stock Exchange Announcement on Special Resolutions Passed by the Board of Directors Website of the Hong Kong and the Announcement on Proposed — May 12, 2014 Stock Exchange Establishment of a Wholly Owned Subsidiary an Transfers of Equity China Securities Journal, Announcement on Special Resolutions Website of the Shanghai Shanghai Securities News May 13, 2014 Passed by the Board of Directors Stock Exchange and Securities Times China Securities Journal, Website of the Hong Kong Announcement on the Change of Vice Stock Exchange Shanghai Securities News May 17, 2014 Presidents and Securities Times Website of the Shanghai Stock Exchange Announcement on the Election and Appointment of Directors and Supervisors and the Appointment of — May 22, 2014 Website of the Hong Kong Chairman and Vice Chairman of the Stock Exchange Board Announcement on Resolutions Passed at the 2013 Annual General Meeting — May 22, 2014 Website of the Hong Kong and on Distribution of Final Dividends Stock Exchange China Securities Journal, Website of the Hong Kong Announcement on Resolutions Passed Stock Exchange Shanghai Securities News May 23, 2014 at the 2013 Annual General Meeting and Securities Times Website of the Shanghai Stock Exchange Announcement on the Resolutions China Securities Journal, passed at the First Meeting of the Sixth Shanghai Securities News May 23, 2014 Website of the Hong Kong Session of the Board of Directors and Securities Times Stock Exchange Announcement on the Resolutions China Securities Journal, passed at the First Meeting of the Sixth Shanghai Securities News May 23, 2014 Website of the Shanghai Session of the Supervisory Committee and Securities Times Stock Exchange Announcement on the Election and China Securities Journal, Appointment of Employee Supervisors Shanghai Securities News May 23, 2014 Website of the Shanghai of the Sixth Supervisory Committee and Securities Times Stock Exchange Legal Opinion on the 2013 Annual Website of the Shanghai — May 23, 2014 General Meeting Stock Exchange

040 SIGNIFICANT EVENTS
2014 INTERIM REPORT

| Matter | Names of newspaper of publication | Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published) | Website of release |
|---|---|---|---|
| List of Directors and their Roles and Functions | — | May 23, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement on the Distribution of 2013 Final Dividends for A Shares | China Securities Journal, Shanghai Securities News and Securities Times | May 29, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Monthly Return of the Company on the Movements of Securities for the month ended May 2014 | — | June 4, 2014 | Website of the Hong Kong Stock Exchange |
| Announcement on the Appointment of Vice Presidents | China Securities Journal, Shanghai Securities News and Securities Times | June 19, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement on the Tracking Rating Report on 2013 Corporate Bonds | China Securities Journal, Shanghai Securities News and Securities Times | June 19, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Announcement on the Tracking Rating Report on 2012 Corporate Bonds (First Tranche) and 2013 Corporate Bonds (First Tranche) | China Securities Journal, Shanghai Securities News and Securities Times | June 19, 2014 | Website of the Hong Kong Stock Exchange<br>Website of Shanghai Stock Exchange |
| Announcement on the Audit by the National Audit Office | China Securities Journal, Shanghai Securities News and Securities Times | June 21, 2014 | Website of the Hong Kong Stock Exchange<br>Website of Shanghai Stock Exchange |
| Announcement on the Avoidance of Industry Competition with China National Petroleum Corporation | China Securities Journal, Shanghai Securities News and Securities Times | June 28, 2014 | Website of the Hong Kong Stock Exchange<br>Website of the Shanghai Stock Exchange |
| Monthly Return of the Company on the Movements of Securities for the month ended June 2014 | — | July 1, 2014 | Website of the Hong Kong Stock Exchange |

19. Details of Preference Shares There is no matter concerning the preference shares requiring disclosure during the reporting period. 20. Events After the Balance Sheet Date On August 10, 2014, the National Development and Reform Commission promulgated the Notice of the National Development and Reform Commission Concerning the Adjustment of Prices of Stock Natural Gas Consumed by Non-residential Users () (Fa Gai Jia Ge [2014] No. 1835). Pursuant to the notice, the adjustment of price shall be implemented from September 1, 2014, the citygate prices for the consumption amount in 2012 SIGNIFICANT EVENTS ::::: 041 consumed by non-residential users will be appropriately increased, and that the issuance of the price adjustment mechanism for natural gas consumed by fertilizer makers would be put on hold. No adjustment will be made to the citygate prices for natural gas consumed by residential users. Further actions will be taken to implement the policy in connection with the liberalisation of the sales price of imported liquefied natural gas (LNG) and the ex-factory prices for shale gas, coal-seam gas and coal gas. This event is conducive to facilitate a sustainable and healthy development of the natural gas operations of the Group and to continue to improve the Group’s financial position and operating results in the future.

042 DireCtorS, SuperviSorS anD Senior management DIRECTORS, SuPERVISORS AND SENIOR MANAgEMENT 1. Change of Directors, Supervisors and Senior Management of the Company The Company convened an annual general meeting for the year 2013 on May 22, 2014 at which the Resolutions on the Election of the Board of Directors and the Resolutions on the Election of the Supervisory Committee were approved. It was approved at the general meeting that Mr Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Liu Hongbin were elected as Directors of the Company, and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang were elected as independent Directors of the Company. After being elected, the above Directors constituted the Sixth Session of the Board of the Company. Mr Li Xinhua and Mr Wang Guoliang ceased to serve as the Directors of the Company and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui ceased to serve as the independent Directors of the Company. It was approved at the general meeting that Mr Wang Lixin, Mr Guo Jinping, Mr Li Qingyi, Mr Jia Yimin and Mr Zhang Fengshan were elected as the Supervisors of the Company. Upon election among the employees of the Company, Mr Li Luguang, Mr Yao Wei, Mr Li Jiamin and Mr Liu Hehe were elected as the employee Supervisors of the Company. After being elected, the above Supervisors constituted the Sixth Session of the Supervisory Committee of the Company. Mr Wang Guangjun, Mr Wang Daocheng and Mr Fan Fuchun ceased to serve as the Supervisors of the Company. 2014 INTERIM REPORT Pursuant to the Articles of Association, the respective terms of the Sixth Session of the Board and the Sixth Session of the Supervisory Committee of the Company shall be 3 years, commencing from May 22, 2014 and ending on a date in 2017 on which the 2016 annual general meeting will be convened. The Company convened the ?rst meeting of the Sixth Session of the Board of Directors on May 22, 2014. Upon discussion and voting by the attending Directors on the Resolutions on the Election of the Chairman and Vice Chairman of the Board, it was unanimously agreed that Mr Zhou Jiping be elected as the Chairman of the Company and Mr Liao Yongyuan and Mr Wang Dongjin be elected as the Vice Chairmen of the Company. The Company convened the ?rst meeting of the Sixth Session of the Supervisory Committee on May 22, 2014. Upon discussion and voting by the attending Supervisors on the Resolutions on the Election of the Chairman of the Supervisory Committee, it was unanimously agreed that Mr Guo Jinping be elected as the Chairman of the Supervisory Committee. Due to the adjustment of roles and duties, Mr Bo Qiliang, the Vice President of the Company, ceased to serve such position commencing from April 26, 2014. The Board of Directors of the Company convened an extraordinary meeting of the Board on June 12, 2014 by way of written resolution and a resolution was effectively adopted on June 18, 2014 by which Ms Wang Lihua and Mr Lv Gongxun were appointed as the Vice Presidents of the Company.

PetroChina

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 043

## 2. Basic Particulars of the Current Directors, Supervisors and other Senior Management

Directors

| Name | Gender | Age | Position |
|---|---|---|---|
| Zhou Jiping | Male | 62 | Chairman of the Board |
| Liao Yongyuan | Male | 51 | Vice Chairman of the Board |
| Wang Dongjin | Male | 51 | Vice Chairman, President |
| Yu Baocai | Male | 49 | Non-executive Director |
| Shen Diancheng | Male | 54 | Non-executive Director |
| Liu Yuezhen | Male | 52 | Non-executive Director |
| Liu Hongbin | Male | 51 | Executive Director, Vice President |
| Chen Zhiwu | Male | 51 | Independent Non-executive Director |
| Richard H. Matzke | Male | 76 | Independent Non-executive Director |
| Lin Boqiang | Male | 56 | Independent Non-executive Director |

Supervisors

| Name | Gender | Age | Position |
|---|---|---|---|
| Guo Jinping | Male | 57 | Chairman of the Supervisory Committee |
| Wang Lixin(1) | Male | 58 | Supervisor |
| Li Qingyi | Male | 53 | Supervisor |
| Jia Yimin | Male | 54 | Supervisor |
| Zhang Fengshan | Male | 51 | Supervisor |
| Li Luguang(2) | Male | 52 | Employee Supervisor |
| Yao Wei | Male | 58 | Employee Supervisor |
| Li Jiamin | Male | 50 | Employee Supervisor |
| Liu Hehe | Male | 51 | Employee Supervisor |

Notes: (1) Due to work needs, Mr. Wangli Xin tendered a resignation letter to the Supervisory Committee of the Company on August 26, 2014, resigning from the position of supervisor.

(2) Due to change of work, Mr. Li Luguang tendered a resignation letter to the Supervisory Committee of the Company on August 26, 2014, resigning from the position of employee representative supervisor.

044 DireCtorS, SuperviSorS anD Senior management 2014 INTERIM REPORT Particulars of other Senior Management Name Gender Age Position Zhao Zhengzhang Male 57 Vice President Sun Longde Male 52 Vice President Huang Weihe Male 56 Vice President Xu Fugui Male 56 Vice President Yu Yibo Male 50 Chief Financial Of?cer Lin Aiguo Male 56 Chief Engineer Wang Lihua Female 57 Vice President Wu Enlai Male 54 Secretary to the Board, Joint Company Secretary Lv Gongxun Male 56 Vice President 3. Shareholdings of the Directors, Supervisors and Senior Management As at June 30, 2014, no current Directors, Supervisors or other senior management of the Company or outgoing Directors, Supervisors or other senior management of the Company during the reporting period held any shares of the Company.

PetroChina
FINANCIAL STATEMENTS 045

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
# AS OF JUNE 30, 2014

(All amounts in RMB millions unless otherwise stated)

| ASSETS | Notes | June 30, 2014 The Group | December 31, 2013 The Group | June 30, 2014 The Company | December 31, 2013 The Company |
|---|---|---|---|---|---|
| Current assets | | | | | |
| Cash at bank and on hand | 7 | 92,213 | 57,250 | 65,279 | 27,484 |
| Notes receivable | 8 | 15,540 | 14,360 | 12,226 | 10,973 |
| Accounts receivable | 9a | 83,371 | 64,027 | 17,617 | 4,694 |
| Advances to suppliers | 10 | 31,823 | 11,445 | 12,659 | 4,397 |
| Other receivables | 9b | 18,408 | 17,802 | 88,405 | 55,676 |
| Inventories | 11 | 233,193 | 227,017 | 175,477 | 173,290 |
| Other current assets | | 34,844 | 39,052 | 24,297 | 27,724 |
| Total current assets | | 509,392 | 430,953 | 395,960 | 304,238 |
| Non-current assets | | | | | |
| Available-for-sale financial assets | 12 | 1,879 | 1,603 | 1,242 | 1,271 |
| Long-term equity investments | 13 | 120,228 | 116,289 | 362,152 | 320,849 |
| Fixed assets | 14 | 573,703 | 559,346 | 346,029 | 422,676 |
| Oil and gas properties | 15 | 787,071 | 801,083 | 528,960 | 535,733 |
| Construction in progress | 17 | 277,997 | 282,325 | 151,159 | 154,378 |
| Construction materials | 16 | 5,886 | 5,762 | 3,777 | 4,218 |
| Intangible assets | 18 | 62,697 | 62,592 | 48,745 | 49,131 |
| Goodwill | 19 | 7,284 | 7,225 | - | 119 |
| Long-term prepaid expenses | 20 | 26,126 | 26,424 | 22,748 | 22,966 |
| Deferred tax assets | 33 | 15,111 | 11,226 | 10,940 | 9,163 |
| Other non-current assets | | 38,907 | 37,176 | 20,255 | 18,908 |
| Total non-current assets | | 1,916,889 | 1,911,051 | 1,496,007 | 1,539,412 |
| TOTAL ASSETS | | 2,426,281 | 2,342,004 | 1,891,967 | 1,843,650 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

046 FINANCIAL STATEMENTS
2014 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
# AS OF JUNE 30, 2014 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

| LIABILITIES AND SHAREHOLDERS' EQUITY | Notes | June 30, 2014 The Group | December 31, 2013 The Group | June 30, 2014 The Company | December 31, 2013 The Company |
|---|---|---|---|---|---|
| Current liabilities | | | | | |
| Short-term borrowings | 22 | 143,709 | 110,894 | 139,357 | 126,463 |
| Notes payable | 23 | 628 | 832 | 387 | 8 |
| Accounts payable | 24 | 252,697 | 298,075 | 121,104 | 170,431 |
| Advances from customers | 25 | 44,918 | 46,804 | 29,333 | 29,748 |
| Employee compensation payable | 26 | 10,391 | 4,836 | 8,245 | 3,403 |
| Taxes payable | 27 | 58,439 | 69,718 | 39,874 | 46,311 |
| Other payables | 28 | 50,955 | 27,025 | 38,320 | 20,793 |
| Current portion of non-current liabilities | 30 | 59,998 | 81,873 | 50,050 | 55,089 |
| Other current liabilities | | 34,067 | 5,432 | 29,604 | 2,628 |
| Total current liabilities | | 655,802 | 645,489 | 456,274 | 454,874 |
| Non-current liabilities | | | | | |
| Long-term borrowings | 31 | 260,673 | 211,708 | 189,864 | 169,775 |
| Debentures payable | 32 | 71,631 | 91,154 | 71,000 | 91,000 |
| Provisions | 29 | 98,052 | 94,531 | 64,244 | 61,291 |
| Deferred tax liabilities | 33 | 13,289 | 15,087 | - | - |
| Other non-current liabilities | | 13,739 | 14,127 | 4,965 | 4,773 |
| Total non-current liabilities | | 457,384 | 426,607 | 330,073 | 326,839 |
| Total liabilities | | 1,113,186 | 1,072,096 | 786,347 | 781,713 |
| Shareholders' equity | | | | | |
| Share capital | 34 | 183,021 | 183,021 | 183,021 | 183,021 |
| Capital surplus | 35 | 115,837 | 115,676 | 127,966 | 127,839 |
| Special reserve | | 11,707 | 8,922 | 8,729 | 6,398 |
| Surplus reserves | 36 | 175,051 | 175,051 | 163,959 | 163,959 |
| Undistributed profits | 37 | 703,436 | 664,136 | 621,945 | 580,720 |
| Currency translation differences | | (13,488) | (13,956) | - | - |
| Equity attributable to equity holders of the Company | | 1,175,564 | 1,132,850 | 1,105,620 | 1,061,937 |
| Minority interests | 38 | 137,531 | 137,058 | - | - |
| Total shareholders' equity | | 1,313,095 | 1,269,908 | 1,105,620 | 1,061,937 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 2,426,281 | 2,342,004 | 1,891,967 | 1,843,650 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

PetroChina
FINANCIAL STATEMENTS 047

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
# FOR THE SIX MONTHS ENDED JUNE 30, 2014

(All amounts in RMB millions unless otherwise stated)

| Items | Notes | For the six months ended June 30, 2014 The Group | For the six months ended June 30, 2013 The Group | For the six months ended June 30, 2014 The Company | For the six months ended June 30, 2013 The Company |
|---|---|---|---|---|---|
| Operating income | 39 | 1,153,968 | 1,101,096 | 690,354 | 660,496 |
| Less: Cost of sales | 39 | (866,314) | (837,762) | (506,494) | (492,896) |
| Taxes and levies on operations | 40 | (115,354) | (119,935) | (86,167) | (88,842) |
| Selling expenses | 41 | (29,694) | (27,593) | (22,154) | (20,702) |
| General and administrative expenses | 42 | (42,265) | (42,656) | (31,446) | (32,301) |
| Finance expenses | 43 | (14,092) | (10,987) | (12,308) | (10,681) |
| Asset impairment losses | 44 | (2) | (193) | 42 | (170) |
| Add: Investment income | 45 | 6,296 | 4,778 | 34,364 | 29,501 |
| Operating profit | | 92,543 | 66,748 | 66,191 | 44,405 |
| Add: Non-operating income | 46a | 5,864 | 30,098 | 14,829 | 34,534 |
| Less: Non-operating expenses | 46b | (2,693) | (3,085) | (2,465) | (2,744) |
| Profit before taxation | | 95,714 | 93,761 | 78,555 | 76,195 |
| Less: Taxation | 47 | (21,661) | (21,204) | (8,495) | (5,451) |
| Net profit | | 74,053 | 72,557 | 70,060 | 70,744 |
| Attributable to: | | | | | |
| Equity holders of the Company | | 68,122 | 65,521 | 70,060 | 70,744 |
| Minority interests | | 5,931 | 7,036 | - | - |
| Earnings per share | | | | | |
| Basic earnings per share (RMB Yuan) | 48 | 0.37 | 0.36 | 0.38 | 0.39 |
| Diluted earnings per share (RMB Yuan) | 48 | 0.37 | 0.36 | 0.38 | 0.39 |
| Other comprehensive (loss) / income | 49 | (985) | (7,299) | 55 | (238) |
| Total comprehensive income | | 73,068 | 65,258 | 70,115 | 70,506 |
| Attributable to: | | | | | |
| Equity holders of the Company | | 68,623 | 58,844 | 70,115 | 70,506 |
| Minority interests | | 4,445 | 6,414 | - | - |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

048 FINANCIAL STATEMENTS

2014 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
# FOR THE SIX MONTHS ENDED JUNE 30, 2014

(All amounts in RMB millions unless otherwise stated)

| Items | Notes | For the six months ended June 30, 2014 The Group | For the six months ended June 30, 2013 The Group | For the six months ended June 30, 2014 The Company | For the six months ended June 30, 2013 The Company |
|---|---|---|---|---|---|
| Cash flows from operating activities | | | | | |
| Cash received from sales of goods and rendering of services | | 1,320,768 | 1,257,500 | 783,667 | 760,301 |
| Refund of taxes and levies | | 4,242 | 794 | 4,089 | 333 |
| Cash received relating to other operating activities | | 495 | 829 | 12,638 | 577 |
| Sub-total of cash inflows | | 1,325,505 | 1,259,123 | 800,394 | 761,211 |
| Cash paid for goods and services | | (900,578) | (842,646) | (502,590) | (476,351) |
| Cash paid to and on behalf of employees | | (51,959) | (50,375) | (37,232) | (36,154) |
| Payments of taxes and levies | | (212,772) | (236,527) | (143,750) | (172,707) |
| Cash paid relating to other operating activities | | (26,712) | (27,518) | (17,961) | (14,658) |
| Sub-total of cash outflows | | (1,192,021) | (1,157,066) | (701,533) | (699,870) |
| Net cash flows from operating activities | 50a | 133,484 | 102,057 | 98,861 | 61,341 |
| Cash flows from investing activities | | | | | |
| Cash received from disposal of investments | | 5,560 | 1,168 | 53 | 4 |
| Cash received from returns on investments | | 5,834 | 3,694 | 42,592 | 45,106 |
| Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets | | 6,199 | 38,647 | 6,074 | 38,544 |
| Sub-total of cash inflows | | 17,593 | 43,509 | 48,719 | 83,654 |
| Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets | | (131,807) | (138,680) | (90,812) | (73,699) |
| Cash paid to acquire investments | | (3,692) | (3,632) | (2,951) | (13,395) |
| Sub-total of cash outflows | | (135,499) | (142,312) | (93,763) | (87,094) |
| Net cash flows from investing activities | | (117,906) | (98,803) | (45,044) | (3,440) |
| Cash flows from financing activities | | | | | |
| Cash received from capital contributions | | 1,278 | 12,716 | - | - |
| Including: Cash received from minority shareholders' capital contributions to subsidiaries | | 1,278 | 12,716 | - | - |
| Cash received from borrowings | | 332,857 | 334,530 | 169,498 | 205,293 |
| Cash received relating to other financing activities | | 65 | 121 | 21 | 97 |
| Sub-total of cash inflows | | 334,200 | 347,367 | 169,519 | 205,390 |
| Cash repayments of borrowings | | (293,540) | (227,035) | (161,560) | (134,725) |
| Cash payments for interest expenses and distribution of dividends or profits | | (17,268) | (14,871) | (23,959) | (23,256) |
| Including: Subsidiaries' cash payments for distribution of dividends or profits to minority shareholders | | (3,890) | (4,204) | - | - |
| Repayments of capital from non-controlling interests | | (5) | - | - | - |
| Cash payments relating to other financing activities | | (1,174) | (652) | (22) | (29) |
| Sub-total of cash outflows | | (311,987) | (242,558) | (185,541) | (158,010) |
| Net cash flows from financing activities | | 22,213 | 104,809 | (16,022) | 47,380 |
| Effect of foreign exchange rate changes on cash and cash equivalents | | 277 | (1,366) | - | - |
| Net increase in cash and cash equivalents | 50b | 38,068 | 106,697 | 37,795 | 105,281 |
| Add: Cash and cash equivalents at beginning of the period | | 51,407 | 43,395 | 27,484 | 11,574 |
| Cash and cash equivalents at end of the period | 50c | 89,475 | 150,092 | 65,279 | 116,855 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

PetroChina
FINANCIAL STATEMENTS 049

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
# FOR THE SIX MONTHS ENDED JUNE 30, 2014

(All amounts in RMB millions unless otherwise stated)

| | Shareholders' equity attributable to the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Items | Share capital | Capital surplus | Special reserve | Surplus reserves | Undistributed profits | Currency translation differences | Minority interests | Total shareholders' equity |
| Balance at January 1, 2013 | 183,021 | 115,878 | 10,054 | 161,623 | 598,686 | (5,115) | 116,619 | 1,180,766 |
| Changes in the six months ended June 30, 2013 | | | | | | | | |
| Total comprehensive income | - | (189) | - | - | 65,521 | (6,488) | 6,414 | 65,258 |
| Special reserve - safety fund | | | | | | | | |
| Appropriation | - | - | 3,419 | - | - | - | 45 | 3,464 |
| Utilisation | - | - | (1,123) | - | - | - | (23) | (1,146) |
| Profit distribution | | | | | | | | |
| Distribution to shareholders | - | - | - | - | (23,985) | - | (3,930) | (27,915) |
| Other equity movement | | | | | | | | |
| Acquisition of subsidiaries | - | - | - | - | - | - | 121 | 121 |
| Purchase of minority interests in subsidiaries | - | - | - | - | - | - | (35) | (35) |
| Capital contribution from minority interests | - | (6) | - | - | - | - | 12,722 | 12,716 |
| Disposal of subsidiaries | - | 1 | - | - | - | - | (87) | (86) |
| Other | - | (31) | - | - | (2) | - | 420 | 387 |
| Balance at June 30, 2013 | 183,021 | 115,653 | 12,350 | 161,623 | 640,220 | (11,603) | 132,266 | 1,233,530 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

050 FINANCIAL STATEMENTS
2014 INTERIM REPORT

# PETROCHINA COMPANY LIMITED
## UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
## FOR THE SIX MONTHS ENDED JUNE 30, 2014 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

| | Shareholders' equity attributable to the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Items | Share capital | Capital surplus | Special reserve | Surplus reserves | Undistributed profits | Currency translation differences | Minority interests | Total share-holders' equity |
| Balance at January 1, 2014 | 183,021 | 115,676 | 8,922 | 175,051 | 664,136 | (13,956) | 137,058 | 1,269,908 |
| Changes in the six months ended June 30, 2014 | | | | | | | | |
| Total comprehensive income | - | 33 | - | - | 68,122 | 468 | 4,445 | 73,068 |
| Special reserve - safety fund | | | | | | | | |
| Appropriation | - | - | 3,376 | - | - | - | 46 | 3,422 |
| Utilisation | - | - | (591) | - | - | - | (14) | (605) |
| Profit distribution | | | | | | | | |
| Distribution to shareholders | - | - | - | - | (28,835) | - | (5,270) | (34,105) |
| Other equity movement | | | | | | | | |
| Capital contribution from minority interests | - | (10) | - | - | - | - | 1,288 | 1,278 |
| Capital reduction of subsidiaries | - | - | - | - | - | - | (5) | (5) |
| Disposal of subsidiaries | - | - | - | - | - | - | (21) | (21) |
| Other | - | 138 | - | - | 13 | - | 4 | 155 |
| Balance at June 30, 2014 | 183,021 | 115,837 | 11,707 | 175,051 | 703,436 | (13,488) | 137,531 | 1,313,095 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

PetroChina
FINANCIAL STATEMENTS 051

# PETROCHINA COMPANY LIMITED
## UNAUDITED COMPANY STATEMENT OF CHANGES IN EQUITY
## FOR THE SIX MONTHS ENDED JUNE 30, 2014

(All amounts in RMB millions unless otherwise stated)

| Items | Share capital | Capital surplus | Special reserve | Surplus reserves | Undistributed profits | Total shareholders' equity |
|---|---|---|---|---|---|---|
| Balance at January 1, 2013 | 183,021 | 128,136 | 7,080 | 150,523 | 511,270 | 980,030 |
| Changes in the six months ended June 30, 2013 | | | | | | |
| Total comprehensive income | - | (238) | - | - | 70,744 | 70,506 |
| Special reserve - safety fund | | | | | | |
| Appropriation | - | - | 2,970 | - | - | 2,970 |
| Utilisation | - | - | (1,052) | - | - | (1,052) |
| Profit distribution | | | | | | |
| Distribution to shareholders | - | - | - | - | (23,985) | (23,985) |
| Balance at June 30, 2013 | 183,021 | 127,898 | 8,998 | 150,523 | 558,029 | 1,028,469 |
| Balance at January 1, 2014 | 183,021 | 127,839 | 6,398 | 163,959 | 580,720 | 1,061,937 |
| Changes in the six months ended June 30, 2014 | | | | | | |
| Total comprehensive income | - | 55 | - | - | 70,060 | 70,115 |
| Special reserve - safety fund | | | | | | |
| Appropriation | - | - | 2,850 | - | - | 2,850 |
| Utilisation | - | - | (519) | - | - | (519) |
| Profit distribution | | | | | | |
| Distribution to shareholders | - | - | - | - | (28,835) | (28,835) |
| Other equity movement | | | | | | |
| Other | - | 72 | - | - | - | 72 |
| Balance at June 30, 2014 | 183,021 | 127,966 | 8,729 | 163,959 | 621,945 | 1,105,620 |

The accompanying notes form an integral part of these financial statements.

| Chairman | Vice Chairman and President | Chief Financial Officer |
|---|---|---|
| Zhou Jiping | Wang Dongjin | Yu Yibo |

2014 INTERIM REPORT 1COMPANY BACKGROUND PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1). 2BASIS OF PREPARATION The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). 3STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES The unaudited consolidated and the Company’s financial statements for the six months ended June 30, 2014 truly and completely present the financial position of the Group and the Company as of June 30, 2014 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (1) Accounting Period The accounting period of the Group starts on January 1 and ends on December 31.

(2) Recording Currency The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB. (3) Measurement Properties Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived. (4) Foreign Currency Translation (a) Foreign currency transactions Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions. Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement. (b) Translation of financial statements represented in foreign currency Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement. (5) Cash and Cash Equivalents Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2014 INTERIM REPORT (6) Financial Instruments (a) Financial assets Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group has principally receivables, available-for-sale financial assets and limited financial assets at fair value through profit or loss. The detailed accounting policies for receivables, available-for-sale financial assets and financial assets at fair value through profit or loss held by the Group are set out below: (i) Receivables Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand. (ii) Available-for-sale financial assets Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date. (iii) Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are mainly financial assets held for the purpose of selling in the short term. They are presented as financial assets held for trading on the balance sheet. Derivatives are also categorized as held for trading unless they are designated as hedges. (iv) Recognition and measurement Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of financial assets at fair value through profit or loss are recorded in profit or loss when acquired. Related transaction costs of receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee. Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Receivables are stated at amortised costs using the effective interest method.

Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in profit or loss. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period. (v) Impairment of financial assets The Group assesses the carrying amount of receivables and available-for-sale financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made. If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement. When there is objective evidence that available-for-sale financial assets is impaired, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses recognition, the previously recognised impairment losses shall be reversed, and recognised in profit or loss. For available-for-sale on which impairment losses have been recognised, any subsequent increases in its fair value shall be directly recognised in equity. (b) Financial liabilities Financial liabilities are classified into the following categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial liabilities of the Group primarily comprise payables, loans and debentures payable classified as other financial liabilities. Payables, including accounts payable, other payables, etc. are initially recognised at fair value, and subsequently measured at amortised costs using the effective interest method. Loans and debentures payables are initially recognised at fair value less transaction costs, and subsequently measured at amortised costs using the effective interest method.

2014 INTERIM REPORT Other financial liabilities with terms of one year or less than one year are presented as current liabilities; other financial liabilities with terms more than one year but due within one year (including one year) from the balance sheet date are presented as current portion of non-current liabilities; others are presented as non-current liabilities. A financial liability may not be derecognised, in all or in part, until the present obligations of financial liabilities are all, or partly, dissolved. The difference between the carrying amount of the financial liability at the point of derecognition and the consideration paid shall be included in profit or loss. (c) Determination of financial instruments’ fair value Regarding financial instruments, for which there is an active market, the quotations in the active market shall be used to determine fair value. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. The valuation techniques include the prices employed by the parties, who are familiar with each other, in the latest market transactions upon their own free will, the current fair value obtained by referring to other financial instruments of essentially the same nature, and the discounted cash flow method, etc. When adopting any valuation technique, one shall employ, where possible, all the market parameters observable, and try to avoid using the parameters that relate particularly to the Group. (7) Inventories Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are measured at the lower of cost and net realisable value. Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full. Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes. The Group adopts perpetual inventory system. (8) Long-term Equity Investments Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates. Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity shall be treated as cost of the investment on the acquisition date. For a long-term equity investment acquired through a business combination not under common control, the acquisition costs paid shall be treated as the cost of the investment on acquisition date.

Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued. (a) Subsidiaries Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements. Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement. A listing of the Group’s principal subsidiaries is set out in Note 6(1). (b) Jointly controlled entities and associates Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies. The term “joint control” refers to the contractually agreed sharing of control over an economic activity. The joint control cannot exist without the unanimous consent of the investors who share the control, and unanimous consent is required when making important financial and operating decisions that relate to the above-mentioned economic activity. The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties. The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

2014 INTERIM REPORT Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses and provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. (c) Impairment of long-term equity investments For investments in subsidiaries, jointly controlled entities and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(15)). If other long-term equity investment, for which there is no quotation in the active market, and for which a fair value cannot be reliably measured, suffers from any impairment, the difference between the carrying amount of the long-term equity investment and the current value of the future cash flow of similar financial assets, capitalised based on the returns ratio of the market at the same time, shall be recognised as an impairment loss. After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered. (9) Fixed Assets Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets. Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred. Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives.

The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows: Estimated residual Annual depreciation Estimated useful lives value ratio % rate % Buildings 8 to 40 years 5 2.4 to 11.9 Equipment and Machinery 4 to 30 years 3 to 5 3.2 to 24.3 Motor Vehicles 4 to 14 years 5 6.8 to 23.8 Other 5 to 12 years 5 7.9 to 19.0 The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)). The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period. (10) Oil and Gas Properties Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities. The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss. The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses.

2014 INTERIM REPORT The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)). (11) Construction in Progress Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

(12) Intangible Assets Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets. Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets. Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over the assets’ estimated useful lives. The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end. (13) Research and Development Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously: In respect of the technology, it is feasible to finish the intangible asset for use or sale; It is intended by management to finish and use or sell the intangible asset; It is able to prove that the intangible asset is to generate economic benefits; With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and The costs attributable to the development of the intangible asset can be reliably measured. Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised.

2014 INTERIM REPORT (14) Long-term Prepaid Expenses Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation. (15) Impairment of Non-current Assets Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow. The goodwill presented separately in financial statements should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded. The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions. Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

(16) Borrowing Costs Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed. For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment. Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing. (17) Employee Compensation Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing provident funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees. Except for severance pay, employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable. (18) Provisions Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.

2014 INTERIM REPORT Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense. Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties. If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred. (19) Deferred Tax Assets and Deferred Tax Liabilities Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised. Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis: Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority; This entity is legally allowed to settle its current tax assets and liabilities on a net basis. (20) Revenue Recognition The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns. Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below: (a) Sales of goods Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably. (b) Rendering of services The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred. (c) Transfer of the assets use rights Interest income is recognised on a time-proportion basis using the effective interest method. Revenue from operating lease is recognised using the straight-line method over the period of the lease. (21) Leases Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease; other leases are operating leases. The Group has no significant finance lease. Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

2014 INTERIM REPORT (22) Dividend Distribution Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting. (23) Business Combination (a) Business combination under common control The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings. Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. (b) Business combination not under common control The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss. Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. (24) Basis of Preparation of Consolidated Financial Statements The scope of consolidated financial statements includes the Company and its subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements. All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as minority interests and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit in the consolidated income statement. (25) Segment Reporting The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information. An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment. The Group also discloses total external revenue derived from other regions outside mainland China and the total non-current assets located in other regions outside mainland China. (26) Critical Accounting Estimates and Judgements Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

2014 INTERIM REPORT (a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of fixed assets and oil and gas properties Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PetroChina

FINANCIAL STATEMENTS 069

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

| Types of taxes | Tax rate | Tax basis and method |
|---|---|---|
| Value Added Tax (the "VAT") | 6%, 11%, 13% or 17% | Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period's deductible VAT input. |
| Resource Tax | 5% | Based on the revenue from sales of crude oil and natural gas. |
| Business Tax | 3% | Based on income generated from transportation of crude oil and natural gas. |
| Consumption Tax | Based on quantities | Based on sales quantities of taxable products. RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel, RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil. |
| Corporate Income Tax | 15% or 25% | Based on taxable income. |
| Mineral Resources Compensation Fee | 1% | Based on the revenue from sales of crude oil and natural gas. |
| Crude Oil Special Gain Levy | 20% to 40% | Based on the sales of domestic crude oil at prices higher than a specific level. |
| City Maintenance and Construction Tax | 1%, 5% or 7% | Based on the actual paid business tax, VAT and consumption tax. |

On November 16, 2011, the MOF, State Administration of Taxation of the PRC (the "SAT") implemented the 'Change of Business Tax to Value Added Tax Pilot Program' ("Pilot Program"), which set out detailed related implementation guidance and fundamental principles. Accordingly, the Pilot Program was applicable to the transportation and certain modern service industries in Shanghai and Beijing from January 1, 2012 and September 1, 2012, respectively in respect of which VAT was levied in lieu of Business Tax, and was applicable nationally from August 1, 2013. Part of the Group's pipeline transmission services and research and development and technical services were subject to VAT rate of 11% and 6% respectively in succession.

Pursuant to the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the State Administration of Taxation of the PRC (the "SAT") on Issues Concerning a Proportionate Refund of VAT on Imported Natural Gas between 2011 and 2020 as well as Natural Gas Imported from Central Asia before the end of 2010 (Cai Guan Shui [2011] No.39), if the price of imported natural gas under any state-sanctioned natural gas import program is higher than the selling price fixed by the State, the VAT as paid by the Group on imported natural gas (including LNG) under the above program is refunded on a pro-rata basis by reference to the extent of the import price above the selling price fixed by the State.

Pursuant to Order 605 of the State Council in respect of its Decision on the Amendments of the Provisional Regulations Governing Resource Tax of the PRC, resource tax on crude oil and natural gas payable by entities or individuals who extract crude oil and natural gas in the territory and waters over which the PRC has jurisdiction shall be imposed on ad valorem basis at 5% to 10% with effect from November 1, 2011. Pursuant to Order 66 jointly issued by the MOF and SAT in respect of the Implementation Rules under the Provisional Regulations Governing Resource Tax of the PRC, the tax rate applicable to crude oil and natural gas shall be 5%. In accordance with the Circular jointly issued by the MOF, the General Administration of Customs of the PRC and the SAT on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No. 58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. Pursuant to the Notice from the MOF on the Increase of the Threshold of the Crude Oil Special Gain Levy (Cai Qi [2011] No. 480), the threshold of the crude oil special gain levy shall be US$55, which have 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from November 1, 2011.

PetroChina

FINANCIAL STATEMENTS 071

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

### (1) Principal subsidiaries

| Company name | Type of subsidiary | Acquisition method | Country of incorporation | Registered capital | Principal activities | Type of legal entity | Legal representative | Closing effective investment cost | Attributable equity interest % | Attributable voting rights % | Consolidated or not |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Daqing Oilfield Company Limited | Direct | Established | PRC | 47,500 | Exploration, production and sale of crude oil and natural gas | Limited liability company | Liu Hongbin | 66,720 | 100.00 | 100.00 | Yes |
| CNPC Exploration and Development Company Limited (i) | Direct | Business combination under common control | PRC | 16,100 | Exploration, production and sale of crude oil and natural gas in and outside the PRC | Limited liability company | Sun Longde | 23,778 | 50.00 | 57.14 | Yes |
| PetroChina Hong Kong Limited | Direct | Established | HK | HK Dollar ("HKD") 7,592 million | Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC | Limited liability company | N/A | 25,590 | 100.00 | 100.00 | Yes |
| PetroChina International Investment Company Limited | Direct | Established | PRC | 31,314 | Investment holding. The principal activities of its subsidiaries and jointly controlled entities are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC | Limited liability company | Lv Gongxun | 31,314 | 100.00 | 100.00 | Yes |
| PetroChina International Company Limited | Direct | Established | PRC | 14,000 | Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC | Limited liability company | Wang Lihua | 14,857 | 100.00 | 100.00 | Yes |
| PetroChina Northwest United Pipeline Company Limited (i) | Direct | Established | PRC | 62,500 | Storage, transportation and development of crude oil and nature gas; construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; purchase and sale of materials in the PRC | Limited liability company | Huang Weihe | 32,500 | 52.00 | 52.00 | Yes |
| PetroChina Eastern Pipelines Company Limited (ii) | Direct | Established | PRC | 10,000 | Construction and related technology consulting of petroleum and natural gas pipeline project; import and export of goods and technology; technology promotion service; oil and gas pipeline transportation in the PRC. | Limited liability company | Ling Xiao | 38,955 | 100.00 | 100.00 | Yes |

(i) The Company consolidated the financial statements of the entities because the Company controls the entities, decides the entities' financial and operating policies, and has the authority to obtain benefits from their operating activities.

(ii) In May 2014, PetroChina Eastern Pipelines Company Limited, in which the Group has a 100% equity interest, was established with a registered capital of RMB 10,000.

072 FINANCIAL STATEMENTS 2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations' major financial statement items

| | Assets and liabilities | |
|---|---|---|
| Company name | June 30, 2014 | December 31, 2013 |
| PetroKazakhstan Inc. | USD 1=RMB 6.1528yuan | USD 1=RMB 6.0969yuan |
| PetroChina Hong Kong Limited | HKD 1=RMB 0.7938yuan | HKD 1=RMB 0.7862yuan |
| Singapore Petroleum Company Limited | USD 1=RMB 6.1528yuan | USD 1=RMB 6.0969yuan |

Equity items except for the retained earnings, revenue, expense and cash flows items are translated into RMB at the approximate exchange rates at the date of the transactions.

## 7 CASH AT BANK AND ON HAND

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Cash on hand | 134 | 67 |
| Cash at bank | 90,245 | 56,217 |
| Other cash balances | 1,834 | 966 |
| | 92,213 | 57,250 |

The Group's cash at bank and on hand include the following foreign currencies as of June 30, 2014:

| | Foreign currency | Exchange rate | RMB equivalent |
|---|---|---|---|
| USD | 3,556 | 6.1528 | 21,879 |
| HKD | 2,689 | 0.7938 | 2,135 |
| Tenge | 17,586 | 0.0336 | 591 |
| Other | | | 764 |
| | | | 25,369 |

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2013:

| | Foreign currency | Exchange rate | RMB equivalent |
|---|---|---|---|
| USD | 1,097 | 6.0969 | 6,688 |
| HKD | 4,793 | 0.7862 | 3,768 |
| Tenge | 19,224 | 0.0401 | 771 |
| Other | | | 2,374 |
| | | | 13,601 |

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

As of June 30, 2014, time deposits of USD 500 million are impawned as collateral for long-term borrowings of USD 480 million (Note 31).

PetroChina

FINANCIAL STATEMENTS 073

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 8 NOTES RECEIVABLE

Notes receivable represents mainly bills of acceptance issued by banks for the sale of goods and products.

As of June 30, 2014, all notes receivable of the Group are due within one year.

As of June 30, 2014, the Group's notes receivable of a net book value of RMB 646 are pledged as collateral for a part of the Group's short-borrowings of RMB 646 (Note 22).

## 9 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

### (a) Accounts receivable

| | Group | | Company | |
|---|---|---|---|---|
| | June 30, 2014 | December 31, 2013 | June 30, 2014 | December 31, 2013 |
| Accounts receivable | 83,840 | 64,523 | 18,009 | 5,095 |
| Less: Provision for bad debts | (469) | (496) | (392) | (401) |
| | 83,371 | 64,027 | 17,617 | 4,694 |

The aging of accounts receivable and related provision for bad debts are analysed as follows:

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2014 | | | December 31, 2013 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 82,250 | 98 | - | 63,445 | 98 | (2) |
| 1 to 2 years | 845 | 1 | (1) | 475 | 1 | - |
| 2 to 3 years | 208 | - | - | 58 | - | (17) |
| Over 3 years | 537 | 1 | (468) | 545 | 1 | (477) |
| | 83,840 | 100 | (469) | 64,523 | 100 | (496) |

| | Company | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2014 | | | December 31, 2013 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 17,255 | 96 | - | 4,320 | 85 | (2) |
| 1 to 2 years | 162 | 1 | - | 326 | 6 | - |
| 2 to 3 years | 165 | 1 | - | 12 | - | - |
| Over 3 years | 427 | 2 | (392) | 437 | 9 | (399) |
| | 18,009 | 100 | (392) | 5,095 | 100 | (401) |

As of June 30, 2014, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 7,146 (December 31, 2013: RMB 5,685).

074 FINANCIAL STATEMENTS 2014 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

As of June 30, 2014, the top five debtors of accounts receivable of the Group amounted to RMB 26,903, representing 32% of total accounts receivable.

During the six months ended June 30, 2014 and the six months ended June 30, 2013, the Group had no significant write-off of the provision for bad debts of accounts receivable.

(b) Other receivables

| | Group | | Company | |
|---|---|---|---|---|
| | June 30, 2014 | December 31, 2013 | June 30, 2014 | December 31, 2013 |
| Other receivables | 20,915 | 20,328 | 89,140 | 56,424 |
| Less: Provision for bad debts | (2,507) | (2,526) | (735) | (748) |
| | 18,408 | 17,802 | 88,405 | 55,676 |

The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2014 | | | December 31, 2013 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 15,892 | 76 | (6) | 15,518 | 76 | (11) |
| 1 to 2 years | 1,134 | 5 | (8) | 1,010 | 5 | (4) |
| 2 to 3 years | 423 | 2 | - | 439 | 2 | - |
| Over 3 years | 3,466 | 17 | (2,493) | 3,361 | 17 | (2,511) |
| | 20,915 | 100 | (2,507) | 20,328 | 100 | (2,526) |

| | Company | | | | | |
|---|---|---|---|---|---|---|
| | June 30, 2014 | | | December 31, 2013 | | |
| | Amount | Percentage of total balance % | Provision for bad debts | Amount | Percentage of total balance % | Provision for bad debts |
| Within 1 year | 87,035 | 98 | (5) | 54,256 | 96 | (6) |
| 1 to 2 years | 617 | 1 | - | 673 | 1 | - |
| 2 to 3 years | 215 | - | - | 273 | 1 | - |
| Over 3 years | 1,273 | 1 | (730) | 1,222 | 2 | (742) |
| | 89,140 | 100 | (735) | 56,424 | 100 | (748) |

As of June 30, 2014, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 896 (December 31, 2013: RMB 2,366).

As of June 30, 2014, the top five debtors of other receivables of the Group amounted to RMB 8,222, representing 39% of total other receivables.

During the six months ended June 30, 2014 and the six months ended June 30, 2013, the Group had no significant write-off of the provision for bad debts of other receivables.

10ADVANCES TO SUPPLIERS June 30, 2014 December 31, 2013 Advances to suppliers 31,840 11,462 Less: Provision for bad debts (17) (17) 31,823 11,445 As of June 30, 2014 and December 31, 2013, advances to suppliers of the Group are mainly aged within one year. As of June 30, 2014, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 9,329 (December 31, 2013: RMB 2,641). 11INVENTORIES June 30, 2014 December 31, 2013 Cost Crude oil and other raw materials 87,748 94,823 Work in progress 18,261 17,529 Finished goods 127,669 115,247 Turnover materials 59 49 233,737 227,648 Less: Write down in inventories (544) (631) Net book value 233,193 227,017 12AVAILABLE-FOR-SALE FINANCIAL ASSETS June 30, 2014 December 31, 2013 Available-for-sale debenture 305 4 Available-for-sale equity instrument 1,935 1,977 Less: Provision for impairment (361) (378) 1,879 1,603

13LONG-TERM EQUITY INVESTMENTS Group December June 31, 2013 Addition Reduction 30, 2014 Associates and jointly controlled entities (a) 116,477 9,059 (5,051) 120,485 Less: Provision for impairment (b) (188) (69)—(257) 116,289 120,228 Company December June 31, 2013 Addition Reduction 30, 2014 Subsidiaries (c) 261,052 40,214 (1,686) 299,580 Associates and jointly controlled entities 60,010 4,176 (1,401) 62,785 Less: Provision for impairment (213) (213) 320,849 362,152 As of June 30, 2014, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

PetroChina

FINANCIAL STATEMENTS 077

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

(a) Principal associates and jointly controlled entities of the Group

| | Country of incorpo-ration | Principal activities | Registered capital | Interest held % | Voting rights % | June 30, 2014 Total assets | Total liabilities | Total net assets | For the six months ended June 30, 2014 Revenues | Net profit/ (loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| Dalian West Pacific Petrochemical Co., Ltd. | PRC | Production and sale of petroleum and petrochemical products | USD 258 million | 28.44 | 28.44 | 11,552 | 16,149 | (4,597) | 20,041 | (349) |
| China Marine Bunker (PetroChina) Co., Ltd. | PRC | Oil import and export trade and transportation, sale and storage | 1,000 | 50.00 | 50.00 | 13,740 | 11,124 | 2,616 | 24,222 | 61 |
| China Petroleum Finance Co., Ltd. | PRC | Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business | 5,441 | 49.00 | 49.00 | 627,071 | 591,759 | 35,312 | 7,766 | 2,398 |
| Arrow Energy Holdings Pty Ltd. | Australia | Exploration, development and sale of coal seam gas | AUD 2 | 50.00 | 50.00 | 49,599 | 20,740 | 28,859 | 590 | (1,263) |
| PetroChina United Pipelines Co., Ltd. | PRC | Storage and transportation of natural gas through pipeline, construction and related technology consulting of petroleum and natural gas pipeline | 40,000 | 50.00 | 50.00 | 87,469 | 1,959 | 85,510 | 9,184 | 4,917 |
| CNPC Captive Insurance Co., Ltd. | PRC | Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business | 5,000 | 49.00 | 49.00 | 5,265 | 172 | 5,093 | 166 | 94 |

078 FINANCIAL STATEMENTS 2014 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and jointly controlled entities are listed below:

| | Investment cost | December 31, 2013 | Addition | Reduction | Share of profit of investees under equity method | Share of capital reserve under equity method | Cash dividend declared | Currency translation differences | June 30, 2014 |
|---|---|---|---|---|---|---|---|---|---|
| Dalian West Pacific Petrochemical Co., Ltd. | 566 | - | - | - | - | - | - | - | - |
| China Marine Bunker (PetroChina) Co., Ltd. | 740 | 1,185 | - | - | 20 | - | - | - | 1,205 |
| China Petroleum Finance Co., Ltd. | 9,917 | 17,635 | - | - | 1,171 | 43 | (1,228) | 30 | 17,651 |
| Arrow Energy Holdings Pty Ltd. | 19,407 | 13,678 | - | - | (633) | 416 | - | 934 | 14,395 |
| PetroChina United Pipelines Co., Ltd. | 20,000 | 35,535 | - | - | 2,568 | 68 | - | - | 38,171 |
| CNPC Captive Insurance Co., Ltd. | 2,450 | 2,449 | - | - | 46 | - | - | - | 2,495 |

(b) Provision for impairment

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Associates and jointly controlled entities | | |
| Gansu Hongyang Chemical Industry Co., Ltd. | (69) | - |
| PetroChina Shouqi Sales Company Limited | (60) | (60) |
| PetroChina Beiqi Sales Company Limited | (49) | (49) |
| Other | (79) | (79) |
| | (257) | (188) |

PetroChina

FINANCIAL STATEMENTS 079

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

(c) Subsidiaries

Principal subsidiaries of the Company:

| | June 30, 2014 | | For the six months ended June 30, 2014 | |
|---|---|---|---|---|
| | Total assets | Total liabilities | Revenue | Net profit / (loss) |
| Daqing Oilfield Company Limited | 291,193 | 78,039 | 96,692 | 27,110 |
| CNPC Exploration and Development Company Limited | 150,205 | 42,392 | 27,233 | 5,508 |
| PetroChina Hong Kong Limited | 92,763 | 34,799 | 17,715 | 3,445 |
| PetroChina International Investment Company Limited | 107,608 | 83,097 | 9,051 | (586) |
| PetroChina International Company Limited | 175,769 | 139,854 | 495,992 | 2,169 |
| PetroChina Northwest United Pipeline Company Limited | 65,493 | 2,502 | 274 | 398 |
| PetroChina Eastern Pipelines Co., Ltd. | 83,585 | 38,575 | 1,710 | 843 |

Investment in subsidiaries:

| | Investment cost | December 31, 2013 | Additional investment | Disposal or deduction of capital | Transferred to branch | June 30, 2014 |
|---|---|---|---|---|---|---|
| Daqing Oilfield Company Limited | 66,720 | 66,720 | - | - | - | 66,720 |
| CNPC Exploration and Development Company Limited | 23,778 | 23,778 | - | - | - | 23,778 |
| PetroChina Hong Kong Limited | 25,590 | 25,590 | - | - | - | 25,590 |
| PetroChina International Investment Company Limited | 31,314 | 31,314 | - | - | - | 31,314 |
| PetroChina International Company Limited | 14,857 | 14,857 | - | - | - | 14,857 |
| PetroChina Northwest United Pipeline Company Limited | 32,500 | 32,500 | - | - | - | 32,500 |
| PetroChina Eastern Pipelines Co., Ltd. | 38,955 | - | 38,955 | - | - | 38,955 |
| Other | | 66,293 | 1,259 | (1,686) | - | 65,866 |
| Total | | 261,052 | 40,214 | (1,686) | - | 299,580 |

14FIXED ASSETS December 31, 2013 Addition Reduction June 30, 2014 Cost 181,619 Buildings 177,705 5,048 (1,134) 791,429 Equipment and Machinery 759,411 39,226 (7,208) 28,013 Motor Vehicles 27,743 456 (186) Other 17,412 310 (303) 17,419 Total 982,271 45,040 (8,831) 1,018,480 Accumulated depreciation (60,470) Buildings (56,375) (4,631) 536 (328,674) Equipment and Machinery (311,828) (18,927) 2,081 (16,771) Motor Vehicles (15,901) (1,019) 149 Other (7,389) (652) 224 (7,817) Total (391,493) (25,229) 2,990 (413,732) Fixed assets, net 121,149 Buildings 121,330 462,755 Equipment and Machinery 447,583 11,242 Motor Vehicles 11,842 Other 10,023 9,602 Total 590,778 604,748 Provision for impairment (3,525) Buildings (3,544)—19 (27,352) Equipment and Machinery (27,717)—365 (67) Motor Vehicles (67) —Other (104)—3 (101) Total (31,432)—387 (31,045) Net book value 117,624 Buildings 117,786 435,403 Equipment and Machinery 419,866 11,175 Motor Vehicles 11,775 Other 9,919 9,501 Total 559,346 573,703 Depreciation provided on fixed assets for the six months ended June 30, 2014 was RMB 24,451. Cost transferred from construction in progress to fixed assets was RMB 43,561. As of June 30, 2014, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 412. As of June 30, 2014, the Group has no individual significant fixed assets which are pledged.

PetroChina

FINANCIAL STATEMENTS 081

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 15 OIL AND GAS PROPERTIES

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| **Cost** | | | | |
| Mineral interests in proved properties | 22,392 | 2,904 | (195) | 25,101 |
| Mineral interests in unproved properties | 33,376 | 122 | (32) | 33,466 |
| Wells and related facilities | 1,439,850 | 41,023 | (4,407) | 1,476,466 |
| Total | 1,495,618 | 44,049 | (4,634) | 1,535,033 |
| **Accumulated depletion** | | | | |
| Mineral interests in proved properties | (2,429) | (819) | 38 | (3,210) |
| Wells and related facilities | (679,935) | (55,001) | 2,359 | (732,577) |
| Total | (682,364) | (55,820) | 2,397 | (735,787) |
| **Oil and gas properties, net** | | | | |
| Mineral interests in proved properties | 19,963 | | | 21,891 |
| Mineral interests in unproved properties | 33,376 | | | 33,466 |
| Wells and related facilities | 759,915 | | | 743,889 |
| Total | 813,254 | | | 799,246 |
| **Provision for impairment** | | | | |
| Mineral interests in proved properties | - | - | - | - |
| Mineral interests in unproved properties | - | - | - | - |
| Wells and related facilities | (12,171) | (4) | - | (12,175) |
| Total | (12,171) | (4) | - | (12,175) |
| **Net book value** | | | | |
| Mineral interests in proved properties | 19,963 | | | 21,891 |
| Mineral interests in unproved properties | 33,376 | | | 33,466 |
| Wells and related facilities | 747,744 | | | 731,714 |
| Total | 801,083 | | | 787,071 |

Depletion provided on oil and gas properties for the six months ended June 30, 2014 was RMB 56,142.

As of June 30, 2014, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 76,481. Related depletion charge for the six months ended June 30, 2014 was RMB 3,130.

## 16 CONSTRUCTION MATERIALS

The Group's construction materials mainly represent the actual cost of materials purchased for construction projects.

082 FINANCIAL STATEMENTS 2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 17 CONSTRUCTION IN PROGRESS

| Project Name | Budget | December 31, 2013 | Addition | Transferred to fixed assets or oil and gas properties | Other reduction | June 30, 2014 | Proportion of construction compared to budget % | Capitalised interest expense | Including: capitalised interest expense for current period | Source of fund |
|---|---|---|---|---|---|---|---|---|---|---|
| Yunnan 10 million tons crude oil per year refinery project | 20,080 | 2,662 | 678 | - | - | 3,340 | 31% | 30 | 24 | Self & Loan |
| Sino-Venezuela joint venture Guangdong Petrochemical refinery project with an output of 20 million tons per year | 49,977 | 2,364 | 438 | - | - | 2,802 | 10% | 108 | 46 | Self & Loan |
| Third West-East Gas Pipeline (Khorgos-Zhongwei) | 36,910 | 15,218 | 4,161 | (1,866) | - | 17,513 | 67% | - | - | Self |
| Middle and East of Third West-East Gas Pipeline | 58,478 | 5,292 | 1,637 | - | - | 6,929 | 16% | - | - | Self |
| Other | | 256,906 | 79,173 | (81,483) | (7,078) | 247,518 | | 5,099 | 1,489 | |
| | | 282,442 | 86,087 | (83,349) | (7,078) | 278,102 | | 5,237 | 1,559 | |
| Less: Provision for impairment | | (117) | | | | (105) | | | | |
| | | 282,325 | | | | 277,997 | | | | |

For the six months ended June 30, 2014, the capitalised interest expense amounted to RMB 1,559 (for the six months ended June 30, 2013: RMB 1,949). The annual interest rates used to determine the capitalised amount are 5.76%.

PetroChina

FINANCIAL STATEMENTS 083

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 18 INTANGIBLE ASSETS

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| Cost | | | | |
| Land use rights | 53,240 | 865 | (68) | 54,037 |
| Patents | 4,069 | 2 | (7) | 4,064 |
| Other (i) | 24,782 | 1,290 | (25) | 26,047 |
| Total | 82,091 | 2,157 | (100) | 84,148 |
| Accumulated amortisation | | | | |
| Land use rights | (7,531) | (786) | 6 | (8,311) |
| Patents | (2,537) | (135) | 7 | (2,665) |
| Other | (8,737) | (1,070) | 22 | (9,785) |
| Total | (18,805) | (1,991) | 35 | (20,761) |
| Intangible assets, net | | | | |
| Land use rights | 45,709 | | | 45,726 |
| Patents | 1,532 | | | 1,399 |
| Other | 16,045 | | | 16,262 |
| Total | 63,286 | | | 63,387 |
| Provision for impairment | (694) | - | 4 | (690) |
| Net book value | 62,592 | | | 62,697 |

(i) Other intangible assets principally include non-proprietary technology and trademark use right etc.

Amortisation provided on intangible assets for the six months ended June 30, 2014 was RMB 1,979.

Research and development expenditures for the six months ended June 30, 2014 amounted to RMB 7,768 (for the six months ended June 30, 2013: RMB 7,843), which have been recognised in profit or loss.

## 19 GOODWILL

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petroineos Trading Limited, completed in 2009 and 2011 respectively.

## 20 LONG-TERM PREPAID EXPENSES

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| Advance lease payments (i) | 17,255 | 1,506 | (1,261) | 17,500 |
| Other | 9,169 | 475 | (1,018) | 8,626 |
| Total | 26,424 | 1,981 | (2,279) | 26,126 |

(i) Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.

084 FINANCIAL STATEMENTS 2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

Amortisation provided on long-term prepaid expenses for six months ended June 30, 2014 was RMB 2,180.

## 21 PROVISION FOR ASSETS

| | December 31, 2013 | Addition | Reduction | | June 30, 2014 |
|---|---|---|---|---|---|
| | | | Reversal | Write-off | |
| Bad debts provision | 3,039 | 24 | (48) | (22) | 2,993 |
| Including: | | | | | |
| Bad debts provision for accounts receivable | 496 | 24 | (34) | (17) | 469 |
| Bad debts provision for other receivables | 2,526 | - | (14) | (5) | 2,507 |
| Bad debts provision for advances to suppliers | 17 | - | - | - | 17 |
| Provision for declines in the value of inventories | 631 | 69 | (24) | (132) | 544 |
| Provision for impairment of available-for-sale financial assets | 378 | 5 | - | (22) | 361 |
| Provision for impairment of long-term equity investments | 188 | 69 | - | - | 257 |
| Provision for impairment of fixed assets | 31,432 | - | - | (387) | 31,045 |
| Provision for impairment of oil and gas properties | 12,171 | 4 | - | - | 12,175 |
| Provision for impairment of construction in progress | 117 | - | - | (12) | 105 |
| Provision for impairment of intangible assets | 694 | - | - | (4) | 690 |
| Total | 48,650 | 171 | (72) | (579) | 48,170 |

## 22 SHORT-TERM BORROWINGS

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Pledge - RMB | 6 | 13 |
| Impawn - RMB | 726 | 230 |
| Unsecured - RMB | 37,235 | 35,153 |
| Unsecured - USD | 102,232 | 71,913 |
| Unsecured - JPY | 3,100 | 3,233 |
| Unsecured - Other | 410 | 352 |
| | 143,709 | 110,894 |

As of June 30, 2014, the above-mentioned pledged RMB borrowings were secured by land use rights with a net book value of RMB 23 (December 31, 2013: fixed assets of a net book value of RMB 8 and land use rights with a net book value of 23) as collateral.

As of June 30, 2014, the above-mentioned impawned RMB borrowings were impawned by notes receivable of a net book value of RMB 646 and stock equity of a net book value of RMB 15 as collateral.

The weighted average interest rate for short-term borrowings as of June 30, 2014 is 2.26% per annum (December 31, 2013: 2.56%).

PetroChina

FINANCIAL STATEMENTS 085

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 23 NOTES PAYABLE

As of June 30, 2014, notes payable mainly represented commercial acceptance. As of December 31, 2013, notes payable mainly represented bank acceptance. All notes payable are matured within one year.

## 24 ACCOUNTS PAYABLE

As of June 30, 2014, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 71,842 (December 31, 2013: RMB 101,553).

As of June 30, 2014, accounts payable aged over one year amounted to RMB 28,811 (December 31, 2013: RMB 30,449), and mainly comprised of payables to several suppliers and were not settled.

## 25 ADVANCES FROM CUSTOMERS

As of June 30, 2014, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 1,016 (December 31, 2013: RMB 675).

## 26 EMPLOYEE COMPENSATION PAYABLE

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| Wages, salaries and allowances | 1,906 | 37,304 | (34,343) | 4,867 |
| Staff welfare | 1 | 4,180 | (2,334) | 1,847 |
| Social security contributions | 770 | 12,174 | (11,996) | 948 |
| Including: Medical insurance | 544 | 3,243 | (3,092) | 695 |
| Basic endowment insurance | 118 | 6,253 | (6,238) | 133 |
| Unemployment insurance | 32 | 555 | (548) | 39 |
| Work-related injury insurance | 25 | 291 | (290) | 26 |
| Maternity insurance | 13 | 155 | (155) | 13 |
| Housing provident funds | 71 | 3,545 | (3,520) | 96 |
| Labour union funds and employee education funds | 2,039 | 1,387 | (837) | 2,589 |
| Other | 49 | 90 | (95) | 44 |
| | 4,836 | 58,680 | (53,125) | 10,391 |

As of June 30, 2014, employee benefits payable did not contain any balance in arrears.

086 FINANCIAL STATEMENTS 2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 27 TAXES PAYABLE

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Income tax payable | 12,474 | 16,013 |
| Consumption tax payable | 8,220 | 10,405 |
| Crude oil special gain levy payable | 18,263 | 19,237 |
| Other | 19,482 | 24,063 |
| | 58,439 | 69,718 |

## 28 OTHER PAYABLES

As of June 30, 2014, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 4,216 (December 31, 2013: RMB 1,255).

As of June 30, 2014, other payables mainly comprised deposits and payments made on behalf, and other payables aged over one year amounted to RMB 9,428 (December 31, 2013: RMB 8,802).

## 29 PROVISIONS

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| Assets retirement obligations | 94,531 | 3,939 | (418) | 98,052 |

Assets retirement obligations are related to oil and gas properties.

## 30 CURRENT PORTION OF NON-CURRENT LIABILITIES

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Long-term borrowings due within one year | | |
| Guarantee - RMB | 63 | 18 |
| Guarantee - USD | 26 | 39 |
| Guarantee - Other | 20 | 19 |
| Impawn – USD | - | 2,134 |
| Unsecured - RMB | 34,698 | 46,632 |
| Unsecured - USD | 5,170 | 18,010 |
| Unsecured - Other | 21 | 21 |
| | 39,998 | 66,873 |
| Debentures payable due within one year | 20,000 | 15,000 |
| | 59,998 | 81,873 |

The above-mentioned guaranteed borrowings due within one year were mainly guaranteed by CNPC and its subsidiaries.

PetroChina
FINANCIAL STATEMENTS 087
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

The five largest long-term borrowings due within one year:

| | Starting date | Termination date | Currency | Rate | June 30, 2014 Foreign currency | June 30, 2014 RMB | December 31, 2013 Foreign currency | December 31, 2013 RMB |
|---|---|---|---|---|---|---|---|---|
| China Petroleum Finance Co., Ltd. | October 20, 2011 | September 19, 2014 | RMB | 5.81% | - | 10,000 | - | 10,000 |
| China Petroleum Finance Co., Ltd. | October 20, 2011 | September 19, 2014 | RMB | 5.81% | - | 10,000 | - | 10,000 |
| China Petroleum Finance Co., Ltd. | December 6, 2011 | November 25, 2014 | RMB | 4.89% | - | 10,000 | - | 10,000 |
| China Petroleum Finance Co., Ltd. | January 1, 2013 | April 11, 2015 | USD | LIBOR plus 2.90% | 489 | 3,006 | 489 | 2,978 |
| Bank of China Limited | June 1, 2012 | June 1, 2015 | USD | LIBOR plus 2.00% | 275 | 1,692 | 400 | 2,439 |
| | | | | | | 34,698 | | 35,417 |

## 31 LONG-TERM BORROWINGS

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Guarantee - RMB | 3,290 | 3,695 |
| Guarantee - USD | 221 | 245 |
| Guarantee - Other | 106 | 112 |
| Impawn - RMB | 237 | 179 |
| Impawn - USD | 2,953 | 5,182 |
| Unsecured - RMB | 243,267 | 230,843 |
| Unsecured - USD | 50,437 | 38,155 |
| Unsecured - Other | 160 | 170 |
| | 300,671 | 278,581 |
| Less: Long-term borrowings due within one year (Note 30) | (39,998) | (66,873) |
| | 260,673 | 211,708 |

The above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries.

The above-mentioned impawned RMB borrowings were impawned by stock equity of a net book value of RMB 168, the above-mentioned impawned USD borrowings were impawned by time deposit of USD 500 million.

068 FINANCIAL STATEMENTS
2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

The maturities of long-term borrowings at the dates indicated are analysed as follows:

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Between one and two years | 46,846 | 40,900 |
| Between two and five years | 136,958 | 120,445 |
| After five years | 76,869 | 50,363 |
| | 260,673 | 211,708 |

The weighted average interest rate for long-term borrowings as of June 30, 2014 is 4.34% (December 31, 2013: 4.37%).

The fair values of long-term borrowings amounted to RMB 290,405 (December 31, 2013: RMB 267,435). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

The five largest long-term borrowings:

| | | | | | June 30, 2014 | | December 31, 2013 | |
|---|---|---|---|---|---|---|---|---|
| | Starting date | Termination date | Currency | Rate | Foreign currency | RMB | Foreign currency | RMB |
| China Petroleum Finance Co., Ltd. | January 2, 2014 | March 23, 2020 | RMB | 4.80% | - | 20,000 | - | - |
| China Petroleum Finance Co., Ltd. | February 28, 2013 | February 20, 2018 | RMB | 4.53% | - | 20,000 | - | 20,000 |
| China Petroleum Finance Co., Ltd. | September 26, 2012 | September 7, 2018 | RMB | 4.70% | - | 20,000 | - | 20,000 |
| China Petroleum Finance Co., Ltd. | January 3, 2014 | March 14, 2022 | RMB | 4.84% | - | 20,000 | - | - |
| China Petroleum Finance Co., Ltd. | February 28, 2013 | February 28, 2018 | USD | 3.00% | 2,133 | 14,219 | 1,301 | 7,931 |
| | | | | | | 94,219 | | 47,931 |

PetroChina

FINANCIAL STATEMENTS 089

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 32 DEBENTURES PAYABLE

| Debentures' Name | Issue date | Term of debentures | Annual interest rate% | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|---|---|---|
| 2009 PetroChina Company Limited third tranche medium-term notes | May 26, 2009 | 5 - year | 3.35 | 15,000 | - | (15,000) | - |
| 2010 PetroChina Company Limited first tranche medium-term notes | February 5, 2010 | 7 - year | 4.60 | 11,000 | - | - | 11,000 |
| 2010 PetroChina Company Limited second tranche medium-term notes (i) | May 19, 2010 | 7 - year | 3.97 | 20,000 | - | - | 20,000 |
| 2010 PetroChina Company Limited third tranche medium-term notes | May 19, 2010 | 5 - year | 3.97 | 20,000 | - | - | 20,000 |
| 2012 PetroChina Company Limited Corporate Debentures first tranche-5 years | November 22, 2012 | 5 - year | 4.55 | 16,000 | - | - | 16,000 |
| 2012 PetroChina Company Limited Corporate Debentures first tranche-10 years | November 22, 2012 | 10 - year | 4.90 | 2,000 | - | - | 2,000 |
| 2012 PetroChina Company Limited Corporate Debentures first tranche-15 years | November 22, 2012 | 15 - year | 5.04 | 2,000 | - | - | 2,000 |
| 2013 PetroChina Company Limited Corporate Debentures first tranche-5 years | March 15, 2013 | 5 - year | 4.47 | 16,000 | - | - | 16,000 |
| 2013 PetroChina Company Limited Corporate Debentures first tranche-10 years | March 15, 2013 | 10 - year | 4.88 | 4,000 | - | - | 4,000 |
| Other | | | | 154 | 500 | (23) | 631 |
| | | | | 106,154 | 500 | (15,023) | 91,631 |
| Less: Debentures payable due within one year | | | | (15,000) | | | (20,000) |
| | | | | 91,154 | | | 71,631 |

(i) The 2010 second tranche medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.

The above-mentioned debentures were issued at the par value, without premium or discount.

090 FINANCIAL STATEMENTS 2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

The fair values of the debentures amounted to RMB 93,556 (December 31, 2013: RMB 101,280). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

## 33 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

### (a) Deferred tax assets

| | June 30, 2014 | | December 31, 2013 | |
|---|---|---|---|---|
| | Deferred tax assets | Deductible temporary differences | Deferred tax assets | Deductible temporary differences |
| Provision for impairment of assets | 7,550 | 34,545 | 8,016 | 36,282 |
| Wages and welfare | 1,196 | 5,583 | 804 | 3,688 |
| Carry forward of losses | 17,066 | 149,958 | 15,615 | 136,099 |
| Other | 19,317 | 69,829 | 16,930 | 69,577 |
| | 45,129 | 259,915 | 41,365 | 245,646 |

### (b) Deferred tax liabilities

| | June 30, 2014 | | December 31, 2013 | |
|---|---|---|---|---|
| | Deferred tax liabilities | Taxable temporary differences | Deferred tax liabilities | Taxable temporary differences |
| Depreciation and depletion of fixed assets and oil and gas properties | 38,754 | 152,773 | 40,393 | 159,595 |
| Other | 4,553 | 21,884 | 4,833 | 29,971 |
| | 43,307 | 174,657 | 45,226 | 189,566 |

Deferred tax assets and liabilities after offset are listed as below:

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| Deferred tax assets | 15,111 | 11,226 |
| Deferred tax liabilities | 13,289 | 15,087 |

## 34 SHARE CAPITAL

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| H shares | 21,099 | 21,099 |
| A shares | 161,922 | 161,922 |
| | 183,021 | 183,021 |

PetroChina

FINANCIAL STATEMENTS 091

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co, The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of China Securities Regulatory Commission, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.

## 35 CAPITAL SURPLUS

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| Capital premium | 73,181 | - | (10) | 73,171 |
| Other capital surplus | | | | |
| Capital surplus under the old CAS | 40,955 | - | - | 40,955 |
| Changes in fair values of available-for-sale financial assets | 173 | - | (10) | 163 |
| Other | 1,367 | 181 | - | 1,548 |
| | 115,676 | 181 | (20) | 115,837 |

## 36 SURPLUS RESERVES

| | December 31, 2013 | Addition | Reduction | June 30, 2014 |
|---|---|---|---|---|
| Statutory surplus reserves | 175,011 | - | - | 175,011 |
| Discretionary surplus reserves | 40 | - | - | 40 |
| | 175,051 | - | - | 175,051 |

092 FINANCIAL STATEMENTS
2014 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

Pursuant to the Company Law of PRC, the Company's Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company's registered capital. The Statutory Surplus Reserves may be used to make good previous years' losses or to increase the capital of the Company upon approval.

The Discretionary Surplus Reserves is approved by a resolution of shareholders' general meeting after Board of Directors' proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years' losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2014 (for the six months ended June 30, 2013: None).

## 37 UNDISTRIBUTED PROFITS

| | For the six months ended June 30, 2014 |
|---|---|
| Undistributed profits at beginning of the period | 664,136 |
| Add: Net profit attributable to equity holders of the Company | 68,122 |
| Less: Ordinary share dividends payable | (28,835) |
| Other | 13 |
| Undistributed profits at end of the period | 703,436 |

Authorised by May 22, 2014 shareholders' meeting, the Board of Directors decided to distribute interim dividends in respect of 2014 of RMB 0.16750 yuan per share, amounting to a total of RMB 30,656, according to the issued 183,021 million shares.

## 38 MINORITY INTERESTS

Minority interests attributable to minority shareholders of subsidiaries

| | June 30, 2014 | December 31, 2013 |
|---|---|---|
| CNPC Exploration and Development Company Limited | 49,980 | 49,363 |
| PetroKazakhstan Inc. | 3,667 | 3,288 |
| KunLun Energy Company Limited | 16,317 | 15,943 |
| PetroChina Northwest United Pipeline Company Limited | 30,236 | 30,416 |
| Other | 37,331 | 38,048 |
| | 137,531 | 137,058 |

39OPERATING INCOME AND COST OF SALES Group For the six For the six months ended months ended June 30, 2014 June 30, 2013 Income from principal operations (a) 1,135,380 1,082,637 Income from other operations (b) 18,588 18,459 1,153,968 1,101,096 Group For the six For the six months ended months ended June 30, 2014 June 30, 2013 Cost of sales from principal operations (a) 847,882 819,387 Cost of sales from other operations (b) 18,432 18,375 866,314 837,762 Income from the Group’s five largest customers for the six months ended June 30, 2014 was RMB 161,454, representing 14% of the Group’s total operating income. Company For the six For the six months ended months ended June 30, 2014 June 30, 2013 Income from principal operations (a) 676,753 646,764 Income from other operations (b) 13,601 13,732 690,354 660,496 Company For the six For the six months ended months ended June 30, 2014 June 30, 2013 Cost of sales from principal operations (a) 492,739 479,255 Cost of sales from other operations (b) 13,755 13,641 506,494 492,896 Income from the Company’s five largest customers for the six months ended June 30, 2014 was RMB 82,397, representing 12% of the Company’s total operating income.

(a) Income and cost of sales from principal operations Group For the six months For the six months ended June 30, 2014 ended June 30, 2013 Income Cost Income Cost Exploration and Production 392,628 216,611 378,551 201,143 Refining and Chemicals 423,287 349,859 432,845 372,064 Marketing 978,367 944,217 937,037 909,175 Natural gas and Pipeline 133,504 129,692 104,340 107,241 Head Office and Other 195 81 156 45 Intersegment elimination (792,601) (792,578) (770,292) (770,281) Total 1,135,380 847,882 1,082,637 819,387 Company For the six months For the six months ended June 30, 2014 ended June 30, 2013 Income Cost Income Cost Exploration and Production 308,133 214,428 295,082 204,077 Refining and Chemicals 411,169 339,551 431,521 368,683 Marketing 427,613 402,336 435,065 414,972 Natural gas and Pipeline 103,530 108,996 77,665 83,849 Head Office and Other 67 54 28 22 Intersegment elimination (573,759) (572,626) (592,597) (592,348) Total 676,753 492,739 646,764 479,255 (b) Income and cost of sales from other operations Group For the six months For the six months ended June 30, 2014 ended June 30, 2013 Income Cost Income Cost Sale of materials 3,569 3,231 3,774 3,683 Other 15,019 15,201 14,685 14,692 Total 18,588 18,432 18,459 18,375 Company For the six months For the six months ended June 30, 2014 ended June 30, 2013 Income Cost Income Cost Sale of materials 2,270 1,971 2,513 2,316 Other 11,331 11,784 11,219 11,325 Total 13,601 13,755 13,732 13,641

40TAX AND LEVIES ON OPERATIONS For the six For the six months ended months ended June 30, 2014 June 30, 2013 Business tax 199 627 City maintenance and construction tax 6,941 6,705 Educational surcharge 4,713 4,538 Consumption tax 49,543 49,976 Resource tax 13,422 14,191 Crude oil special gain levy 35,976 37,073 Other 4,560 6,825 115,354 119,935 41SELLING EXPENSES For the six For the six months ended months ended June 30, 2014 June 30, 2013 Employee compensation costs 9,597 9,147 Depreciation, depletion and amortisation 3,628 3,372 Transportation expense 7,540 7,192 Lease, packing and warehouse storage expenses 3,356 3,263 Other 5,573 4,619 29,694 27,593 42GENERAL AND ADMINISTRATIVE EXPENSES For the six For the six months ended months ended June 30, 2014 June 30, 2013 Employee compensation costs 14,373 13,776 Depreciation, depletion and amortisation 3,792 3,360 Repair expense 4,001 4,821 Lease, packing and warehouse storage expenses 2,393 2,389 Safety fund 3,416 3,456 Other taxes 4,047 3,876 Technology service expense 4,180 3,989 Other 6,063 6,989 42,265 42,656

43FINANCE EXPENSES For the six For the six months ended months ended June 30, 2014 June 30, 2013 Interest expense 12,554 10,735 Less: Interest income (1,040) (717) Exchange losses 4,863 2,474 Less: Exchange gains (2,952) (2,034) Other 667 529 14,092 10,987 44ASSET IMPAIRMENT LOSSES For the six For the six months ended months ended June 30, 2014 June 30, 2013 Impairment losses for bad debts provision (48) (27) Impairment losses for declines in the value of inventories 45 220 Impairment losses for available-for-sale financial assets 5—2 193 45INVESTMENT INCOME Group For the six For the six months ended months ended June 30, 2014 June 30, 2013 Gain on available-for-sale financial assets 259 344 Share of profit of associates and jointly controlled entities 6,062 4,359 Gain on disposal of associates and jointly controlled entities 7 21 Other (loss) / gain (32) 54 6,296 4,778 For the six months ended June 30, 2014 the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Group’s profit before taxation was RMB 6,801 (for the six months ended June 30, 2013: RMB 4,123).

Company For the six For the six months ended months ended June 30, 2014 June 30, 2013 Gain on available-for-sale financial assets 215 311 Share of profit of associates and jointly controlled entities 3,962 (3,422) Dividends declared by subsidiaries 29,678 32,614 Gain on disposal of associates and jointly controlled entities 8 -Gain / (loss) on disposal of subsidiaries 497 (1) Other gain / (loss) 4 (1) 34,364 29,501 For the six months ended June 30, 2014 the investment income from the top 5 long-term equity investments accounted for using the equity method which accounted for the highest proportion of the Company’s profit before taxation was RMB 3,874 (for the six months ended June 30, 2013: RMB 1,045). 46NON-OPERATING INCOME AND EXPENSES (a) Non-operating income Amounts included in non-For the six For the six recurring profit/loss items months ended months ended for the six months ended June 30, 2014 June 30, 2013 June 30, 2014 Gains on disposal of fixed assets and oil and gas properties 108 39 108 Government grants (i) 5,174 4,762 1,421 Gain on disposal of certain pipeline net assets and operations—24,822 -Other 582 475 582 5,864 30,098 2,111 (i) Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government.

(b) Non-operating expenses Amounts included in non-For the six For the six recurring profit/loss items months ended months ended for the six months ended June 30, 2014 June 30, 2013 June 30, 2014 Loss on disposal of fixed assets and oil and gas properties 100 504 100 Fines 10 131 10 Donation 80 91 80 Extraordinary loss 37 56 37 Other 2,466 2,303 2,466 2,693 3,085 2,693 47TAXATION For the six months For the six months ended June 30, 2014 ended June 30, 2013 Income taxes 27,151 22,559 Deferred taxes (5,490) (1,355) 21,661 21,204 The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows: For the six months For the six months ended June 30, 2014 ended June 30, 2013 Profit before taxation 95,714 93,761 Tax calculated at a tax rate of 25% 23,929 23,440 Prior year tax return adjustment 613 (2) Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate 844 1,357 Effect of preferential tax rate (5,395) (6,195) Tax effect of income not subject to tax (2,241) (613) Tax effect of expenses not deductible for tax purposes 3,911 3,217 Taxation 21,661 21,204

PetroChina

FINANCIAL STATEMENTS 099

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 48 EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2014 and June 30, 2013 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

## 49 OTHER COMPREHENSIVE INCOME

| | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 |
|---|---|---|
| Fair value loss from available-for-sale financial assets, net of tax | (12) | (23) |
| Share of the other comprehensive income / (loss) of associates and jointly controlled entities accounted for using the equity method | 43 | (162) |
| Sub-total | 31 | (185) |
| Currency translation differences | (1,016) | (7,114) |
| Other comprehensive income | (985) | (7,299) |

## 50 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flow operating activities

| | Group | | Company | |
|---|---|---|---|---|
| | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 |
| Net profit | 74,053 | 72,557 | 70,060 | 70,744 |
| Add: Impairment / (reversal) of asset, net | 2 | 193 | (42) | 170 |
| Depreciation and depletion of fixed assets and oil and gas properties | 80,593 | 72,328 | 52,040 | 47,781 |
| Amortisation of intangible assets | 1,979 | 1,698 | 1,715 | 1,451 |
| Amortisation of long-term prepaid expenses | 2,180 | 1,867 | 1,903 | 1,622 |
| (Gain) /loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets | (14) | 461 | (51) | 459 |
| Capitalised exploratory costs charged to expense | 7,346 | 6,600 | 7,143 | 6,326 |
| Safety fund reserve | 3,185 | 2,827 | 2,692 | 2,287 |
| Finance expense | 11,514 | 10,018 | 11,650 | 10,569 |
| Investment income | (6,296) | (4,778) | (33,856) | (29,501) |
| (Decrease) / increase in deferred taxation | (5,490) | (1,355) | (1,771) | 758 |
| (Increase) / decrease in inventories | (6,202) | 1,262 | (2,776) | 1,970 |
| Increase in operating receivables | (38,316) | (51,581) | (17,358) | (52,966) |
| Increase / (decrease) in operating payables | 8,950 | (10,040) | 7,512 | (329) |
| Net cash from operating activities | 133,484 | 102,057 | 98,861 | 61,341 |

100 FINANCIAL STATEMENTS 2014 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

(b) Net increase in cash and cash equivalents

| | Group | | Company | |
|---|---|---|---|---|
| | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 |
| Cash at end of the period | 89,475 | 150,092 | 65,279 | 116,855 |
| Less: Cash at beginning of the period | (51,407) | (43,395) | (27,484) | (11,574) |
| Add: Cash equivalents at end of the period | - | - | - | - |
| Less: Cash equivalents at beginning of the period | - | - | - | - |
| Increase in cash and cash equivalents | 38,068 | 106,697 | 37,795 | 105,281 |

(c) Cash and cash equivalents

| | Group | | Company | |
|---|---|---|---|---|
| | June 30, 2014 | December 31, 2013 | June 30, 2014 | December 31, 2013 |
| Cash at bank and on hand | 92,213 | 57,250 | 65,279 | 27,484 |
| Less: Time deposits with maturities over 3 months | (2,738) | (5,843) | - | - |
| Cash and cash equivalents at end of the period | 89,475 | 51,407 | 65,279 | 27,484 |

## 51 SEGMENT REPORTING

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group's operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile.

The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.

The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.

PetroChina

FINANCIAL STATEMENTS 101

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

The Marketing segment is engaged in the marketing of refined products and trading business.

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.

The accounting policies of the operating segments are the same as those described in Note 4 - "Principal Accounting Policies and Accounting Estimates".

### (1) Operating segments

**(a) Segment information as of and for the six months ended June 30, 2014 is as follows:**

| | Exploration and Production | Refining and Chemicals | Marketing | Natural Gas and Pipeline | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Revenue | 399,366 | 426,545 | 984,685 | 134,963 | 1,010 | 1,946,569 |
| Less: Intersegment revenue | (315,670) | (338,949) | (126,953) | (10,844) | (185) | (792,601) |
| Revenue from external customers | 83,696 | 87,596 | 857,732 | 124,119 | 825 | 1,153,968 |
| Segment expenses (i) | (225,924) | (138,156) | (644,691) | (35,918) | (8,938) | (1,053,627) |
| Segment result | 102,499 | (1,985) | 8,560 | (730) | (8,003) | 100,341 |
| Unallocated expenses | | | | | | (7,798) |
| Operating profit | | | | | | 92,543 |
| Segment assets | 1,221,533 | 349,432 | 415,694 | 516,209 | 1,572,209 | 4,075,077 |
| Other assets | | | | | | 15,111 |
| Elimination of intersegment balances (ii) | | | | | | (1,663,907) |
| Total assets | | | | | | 2,426,281 |
| Segment liabilities | 468,872 | 146,908 | 213,639 | 167,591 | 695,180 | 1,692,190 |
| Other liabilities | | | | | | 71,728 |
| Elimination of intersegment balances (ii) | | | | | | (650,732) |
| Total liabilities | | | | | | 1,113,186 |
| Depreciation, depletion and amortisation | 61,429 | 10,469 | 5,751 | 6,231 | 872 | 84,752 |
| Asset impairment losses | 3 | (12) | 15 | (4) | - | 2 |
| Capital expenditure | 69,507 | 5,956 | 1,283 | 13,932 | 423 | 91,101 |

102 FINANCIAL STATEMENTS

2014 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of and for the six months ended June 30, 2013 is as follows:

| | Exploration and Production | Refining and Chemicals | Marketing | Natural Gas and Pipeline | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| Revenue | 385,456 | 436,437 | 943,248 | 105,583 | 664 | 1,871,388 |
| Less: Intersegment revenue | (306,684) | (338,619) | (119,068) | (5,845) | (76) | (770,292) |
| Revenue from external customers | 78,772 | 97,818 | 824,180 | 99,738 | 588 | 1,101,096 |
| Segment expenses (i) | (217,068) | (164,673) | (609,023) | (28,292) | (8,890) | (1,027,946) |
| Segment result | 99,582 | (14,251) | 3,528 | (7,305) | (8,404) | 73,150 |
| Unallocated expenses | | | | | | (6,402) |
| Operating profit | | | | | | 66,748 |
| Segment assets | 1,132,115 | 351,528 | 404,990 | 459,702 | 1,584,989 | 3,933,324 |
| Other assets | | | | | | 12,549 |
| Elimination of intersegment balances (ii) | | | | | | (1,604,458) |
| Total assets | | | | | | 2,341,415 |
| Segment liabilities | 417,187 | 140,294 | 215,577 | 169,258 | 745,354 | 1,687,670 |
| Other liabilities | | | | | | 67,210 |
| Elimination of intersegment balances (ii) | | | | | | (646,995) |
| Total liabilities | | | | | | 1,107,885 |
| Depreciation, depletion and amortisation | 54,294 | 9,298 | 5,319 | 6,262 | 720 | 75,893 |
| Asset impairment losses | (21) | 185 | 32 | (3) | - | 193 |
| Capital expenditure | 76,446 | 4,440 | 1,625 | 25,160 | 536 | 108,207 |

(i) Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(2) Geographical information

| Revenue from external customers | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 |
|---|---|---|
| Mainland China | 746,477 | 733,032 |
| Other | 407,491 | 368,064 |
| | 1,153,968 | 1,101,096 |

| Non-current assets (i) | June 30, 2014 | June 30, 2013 |
|---|---|---|
| Mainland China | 1,680,156 | 1,547,028 |
| Other | 219,743 | 197,882 |
| | 1,899,899 | 1,744,910 |

(i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.

PetroChina

FINANCIAL STATEMENTS 103

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

## 52 RELATED PARTIES AND RELATED PARTY TRANSACTIONS

### (1) Parent Company

**(a) General information of parent company**

CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government.

| | Type of legal entity | Place of incorporation | Legal representative | Principal activities |
|---|---|---|---|---|
| China National Petroleum Corporation | State-owned and state-controlled enterprises | PRC | Zhou Jiping | Oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing etc. |

**(b) Equity interest and voting rights of parent company**

| | June 30, 2014 | | December 31, 2013 | |
|---|---|---|---|---|
| | Equity interest % | Voting rights % | Equity interest % | Voting rights % |
| China National Petroleum Corporation | 86.51 | 86.51 | 86.51 | 86.51 |

### (2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

### (3) Nature of Related Parties that are not controlled by the Company

| Names of related parties | Relationship with the Company |
|---|---|
| Dalian West Pacific Petrochemical Co., Ltd. | Associate |
| China Marine Bunker (Petrochina) Co., Ltd. | Jointly controlled entity |
| Arrow Energy Holdings Pty Ltd. | Jointly controlled entity |
| PetroChina United Pipelines Company Limited | Jointly controlled entity |
| CNPC Bohai Drilling Engineering Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Oriental Geophysical Exploration Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Chuanqing Drilling Engineering Co., Ltd. | Fellow subsidiary of CNPC |
| Daqing Petroleum Administrative Bureau | Fellow subsidiary of CNPC |
| Liaohe Petroleum Exploration Bureau | Fellow subsidiary of CNPC |
| China Petroleum Pipeline Bureau | Fellow subsidiary of CNPC |
| CNPC Transportation Co., Ltd. | Fellow subsidiary of CNPC |
| CNPC Material Company | Fellow subsidiary of CNPC |
| China Petroleum Finance Co., Ltd. (the "CP Finance") | Fellow subsidiary of CNPC |
| China National Oil and Gas Exploration and Development Corporation | Fellow subsidiary of CNPC |
| China National United Oil Corporation | Fellow subsidiary of CNPC |

(4) Summary of Significant Related Party transactions (a) Related party transactions with CNPC and its subsidiaries: On August 25, 2011, on the basis of Comprehensive Product and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC and its subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximum annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price. On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effective thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, after three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed.

PetroChina

FINANCIAL STATEMENTS 105

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

| | Notes | For the six months ended June 30, 2014 | For the six months ended June 30, 2013 |
|---|---|---|---|
| Sales of goods and services rendered to CNPC and its subsidiaries | (1) | 52,709 | 44,392 |
| Purchase of goods and services from CNPC and its subsidiaries: | | | |
| Fees paid for construction and technical services | (2) | 48,787 | 61,256 |
| Fees for production services | (3) | 63,926 | 70,295 |
| Social services charges | (4) | 1,365 | 1,463 |
| Ancillary services charges | (5) | 1,942 | 1,801 |
| Material supply services | (6) | 2,715 | 3,509 |
| Financial services | | | |
| Interest income | (7) | 362 | 331 |
| Interest expense | (8) | 7,877 | 8,056 |
| Other financial service expense | (9) | 348 | 537 |
| Rents and other payments made under financial leasing | (10) | 102 | 93 |
| Rental paid to CNPC | (11) | 1,591 | 1,554 |
| Purchases of assets from CNPC and its subsidiaries | (12) | 515 | 159 |

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery and equipments, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and fellow CNPC subsidiaries as of June 30, 2014 were RMB 32,243 (December 31, 2013: RMB 16,839).

(8) The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2014 were RMB 322,933 (December 31,2013: RMB 327,478).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries.

(11) Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(12) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

(b) Related party transactions with associates and jointly controlled entities: The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices. For the six For the six months ended months ended June 30, 2014 June 30, 2013 (a) Sales of goods—Crude Oil 2,761 2,384 15,207—Refined products 32,440 271—Chemical products 290—Natural gas—74 (b) Sales of services 20 26 (c) Purchases of goods 27,268 8,740 (d) Purchases of services 325 409 (5) Commissioned loans The Company and its subsidiaries commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2014, the eliminated commissioned loans totalled RMB 95,804, including short-term loans of RMB 83,459, loans due within one year of RMB 1,618 and long-term loans of RMB 10,727. (6) Guarantees CNPC and its subsidiaries provided guarantees of part of loans for the Group, see Note 30 and Note 31. (7) Receivables and payables with related parties (a) Receivables from related parties June 30, 2014 December 31, 2013 CNPC and its subsidiaries Accounts receivable 7,146 5,685 Other receivables 896 2,366 Advances to suppliers 9,329 2,641 Other non-current assets 17,416 15,049 Associates and jointly controlled entities Accounts receivable 2,601 2,277 Other receivables 2 3 Advances to suppliers 306 523 Other non-current assets 6,431 4,018

As of June 30, 2014, the provisions for bad debts of the receivables from related parties amounted RMB 17 (December 31, 2013: RMB 18). As of June 30, 2014, the receivables from related parties represented 23% (December 31, 2013: 24%) of total receivables. (b) Payables to related parties June 30, 2014 December 31, 2013 CNPC and its subsidiaries Accounts payable 71,842 101,553 Other payables 4,216 1,255 Advances from customers 1,016 675 Notes payable 80 7 Other non-current liabilities 3,000 3,000 Associates and jointly controlled entities Accounts payable 2,275 1,544 Other payables 783 107 Advances from customers 286 271 As of June 30, 2014, the payables to related parties represented 22% (December 31, 2013: 28%) of total payables. (8) Key management personnel compensation For the six months For the six months ended June 30, 2014 ended June 30, 2013 RMB’000 RMB’000 Key management personnel compensation 6,110 5,755 53CONTINGENT LIABILITIES (1) Bank and other guarantees At June 30, 2014 and December 31, 2013, the Group did not guarantee any borrowings or others related parties or third parties. (2) Environmental liabilities China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.

(3) Legal contingencies Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group. (4) Group insurance The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present. 54COMMITMENTS (1) Operating lease commitments Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2014 and December 31, 2013 under non-cancellable operating leases are as follows: June 30, 2014 December 31, 2013 Within one year 6,375 6,421 Between one and two years 5,184 5,066 Between two and three years 4,881 4,767 Thereafter 83,052 83,450 99,492 99,704 Operating lease expenses for six months ended June 30, 2014 was RMB 5,251 (for the six months ended June 30, 2013: RMB 4,898). (2) Capital commitments As of June 30, 2014, the Group’s capital commitments contracted but not provided for were RMB 53,473 (December 31, 2013: RMB 55,743).

PetroChina

FINANCIAL STATEMENTS 109

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2014
(All amounts in RMB millions unless otherwise stated)

(3) Exploration and production licenses

The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2014 (for the six months ended June 30, 2013: nil).

Estimated annual payments for the next five years are as follows:

| | June 30, 2014 |
|---|---|
| 2014 | 800 |
| 2015 | 800 |
| 2016 | 800 |
| 2017 | 800 |
| 2018 | 800 |

## 55 EVENTS AFTER THE BALANCE SHEET DATE

On August 10, 2014, the National Development and Reform Commission promulgated the *Notice of the National Development and Reform Commission Concerning the Adjustment of Prices of Stock Natural Gas Consumed by Non-residential Users* (《國家發展改革委關於調整非居民用存量天然氣價格的通知》) (Fa Gai Jia Ge [2014] No. 1835). Pursuant to the notice, the adjustment of price shall be implemented from September 1, 2014, the citygate prices for the consumption amount in 2012 consumed by non-residential users will be appropriately increased, and that the issuance of the price adjustment mechanism for natural gas consumed by fertilizer makers would be put on hold. No adjustment will be made to the citygate prices for natural gas consumed by residential users. Further actions will be taken to implement the policy in connection with the liberalisation of the sales price of imported liquefied natural gas (LNG) and the ex-factory prices for shale gas, coal-seam gas and coal gas.

This event is conducive to facilitate a sustainable and healthy development of the natural gas operations of the Group and to continue to improve the Group's financial position and operating results in the future.

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION 1NON-RECURRING PROFIT/LOSS ITEMS For the six months For the six months ended June 30, 2014 ended June 30, 2013 Net gain / (loss) on disposal of non-current assets 21 (441) Government grants recognised in the income statement 1,421 641 Net (loss) / gain on disposal of available-for-sale financial assets (4) 3 Reversal of provisions for bad debts against receivables 48 28 Gain on disposal of certain pipeline net assets and operations—24,822 Other non-operating income and expenses (2,028) (2,132) (542) 22,921 Tax impact of non-recurring profit/loss items 124 (6,977) Impact of minority interests (33) 74 Total (451) 16,018 2SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS The consolidated net profit for the year under IFRS and CAS were RMB 74,055 and RMB 74,053 respectively, with a difference of RMB 2; the consolidated shareholders’ equity at end of period under IFRS and CAS were RMB 1,313,124 and RMB 1,313,095 respectively, with a difference of RMB 29. These differences under the different accounting standards were primarily due to the revaluation of assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina

FINANCIAL STATEMENTS 111

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended June 30, 2014 and June 30, 2013

(Amounts in millions)

| | Notes | Six months ended June 30 | |
|---|---|---|---|
| | | 2014 | 2013 |
| | | RMB | RMB |
| TURNOVER | 4 | 1,153,968 | 1,101,096 |
| OPERATING EXPENSES | | | |
| Purchases, services and other | | (741,629) | (722,920) |
| Employee compensation costs | | (57,514) | (55,659) |
| Exploration expenses, including exploratory dry holes | | (14,034) | (13,465) |
| Depreciation, depletion and amortisation | | (84,749) | (75,893) |
| Selling, general and administrative expenses | | (36,318) | (36,545) |
| Taxes other than income taxes | 5 | (120,120) | (124,364) |
| Other income, net | | 3,476 | 27,610 |
| TOTAL OPERATING EXPENSES | | (1,050,888) | (1,001,236) |
| PROFIT FROM OPERATIONS | | 103,080 | 99,860 |
| FINANCE COSTS | | | |
| Exchange gain | | 2,952 | 2,034 |
| Exchange loss | | (4,863) | (2,474) |
| Interest income | | 1,040 | 717 |
| Interest expense | | (12,554) | (10,735) |
| TOTAL NET FINANCE COSTS | | (13,425) | (10,458) |
| SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES | | 6,062 | 4,359 |
| PROFIT BEFORE INCOME TAX EXPENSE | 6 | 95,717 | 93,761 |
| INCOME TAX EXPENSE | 7 | (21,662) | (21,204) |
| PROFIT FOR THE PERIOD | | 74,055 | 72,557 |
| OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS: | | | |
| Currency translation differences | | (1,016) | (7,114) |
| Fair value loss from available-for-sale financial assets, net of tax | | (12) | (23) |
| Share of the other comprehensive income /(loss) of associates and joint ventures accounted for using the equity method | | 43 | (162) |
| OTHER COMPREHENSIVE LOSS, NET OF TAX | | (985) | (7,299) |
| TOTAL COMPREHENSIVE INCOME FOR THE PERIOD | | 73,070 | 65,258 |
| PROFIT FOR THE PERIOD ATTRIBUTABLE TO: | | | |
| Owners of the Company | | 68,124 | 65,522 |
| Non-controlling interests | | 5,931 | 7,035 |
| | | 74,055 | 72,557 |
| TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO: | | | |
| Owners of the Company | | 68,625 | 58,845 |
| Non-controlling interests | | 4,445 | 6,413 |
| | | 73,070 | 65,258 |
| BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB) | 8 | 0.37 | 0.36 |

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION As of June 30, 2014 and December 31, 2013 (Amounts in millions) Notes June 30, 2014 December 31, 2013 RMB RMB NON-CURRENT ASSETS Property, plant and equipment 10 1,645,267 1,648,823 Investments in associates and joint ventures 120,622 116,700 Available-for-sale financial assets 1,916 1,641 Advance operating lease payments 62,719 62,449 Intangible and other non-current assets 68,286 67,270 Deferred tax assets 15,111 11,226 Time deposits with maturities over one year 3,077 3,048 TOTAL NON-CURRENT ASSETS 1,916,998 1,911,157 CURRENT ASSETS Inventories 11 233,193 227,017 Accounts receivable 12 83,371 64,027 Prepaid expenses and other current assets 85,075 68,299 Notes receivable 15,540 14,360 Time deposits with maturities over three months but within one year 2,738 5,843 Cash and cash equivalents 89,475 51,407 TOTAL CURRENT ASSETS 509,392 430,953 CURRENT LIABILITIES Accounts payable and accrued liabilities 13 393,656 383,004 Income taxes payable 12,474 16,013 Other taxes payable 45,965 53,705 Short-term borrowings 14 203,707 192,767 TOTAL CURRENT LIABILITIES 655,802 645,489 NET CURRENT LIABILITIES (146,410) (214,536) TOTAL ASSETS LESS CURRENT LIABILITIES 1,770,588 1,696,621 EQUITY EQUITY ATTRIBUTABLE TO OWNERS OF THECOMPANY: 183,021 Share capital 183,021 669,300 Retained earnings 708,602 Reserves 283,828 280,414 TOTAL EQUITY ATTRIBUTABLE TO OWNERS OFTHE COMPANY 1,175,451 1,132,735 NON-CONTROLLING INTERESTS 137,673 137,200 TOTAL EQUITY 1,313,124 1,269,935 NON-CURRENT LIABILITIES Long-term borrowings 14 332,304 302,862 Asset retirement obligations 98,052 94,531 Deferred tax liabilities 13,369 15,166 Other long-term obligations 13,739 14,127 TOTAL NON-CURRENT LIABILITIES 457,464 426,686 TOTAL EQUITY AND NON-CURRENT LIABILITIES 1,770,588 1,696,621 The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS For the six months ended June 30, 2014 and June 30, 2013 (Amounts in millions) Six months ended June 30 2014 2013 RMB RMB CASH FLOWS FROM OPERATING ACTIVITIES Profit for the period 74,055 72,557 Adjustments for: Income tax expense 21,662 21,204 Depreciation, depletion and amortisation 84,749 75,893 Capitalised exploratory costs charged to expense 7,346 6,600 Safety fund reserve 3,185 2,827 Share of profit of associates and joint ventures (6,062) (4,359) Reversal of provision for impairment of receivables, net (48) (27) Write down in inventories, net 45 220 Impairment of available-for-sale financial assets 5 -(Gain)/loss on disposal of property, plant and equipment (8) 465 Gain on disposal of other non-current assets (9) (28) Dividend income (263) (341) Interest income (1,040) (717) Interest expense 12,554 10,735 Changes in working capital: Accounts receivable, prepaid expenses and other current assets (38,316) (51,581) Inventories (6,202) 1,262 Accounts payable and accrued liabilities 12,521 9,698 CASH FLOWS GENERATED FROM OPERATIONS 164,174 144,408 Income taxes paid (30,690) (42,351) NET CASH FLOWS FROM OPERATING ACTIVITIES 133,484 102,057 The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (CONTINUED) For the six months ended June 30, 2014 and June 30, 2013 (Amounts in millions) Six months ended June 30 2014 2013 RMB RMB CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures (129,733) (134,069) Acquisition of investments in associates and joint ventures (1,008) (1,168) Acquisition of available-for-sale financial assets (300) -Advance payments on long-term operating leases (1,356) (2,858) Acquisition of intangible assets and other non-current assets (718) (1,753) Purchase of non-controlling interests—(35) Proceeds from disposal of property, plant and equipment 6,162 38,511 Proceeds from disposal of other non-current assets 93 349 Interest received 500 1,208 Dividends received 5,334 2,486 Decrease/ (increase) in time deposits with maturities over three months 3,120 (1,474) NET CASH FLOWS USED FOR INVESTING ACTIVITIES (117,906) (98,803) CASH FLOWS FROM FINANCING ACTIVITIES Repayments of short-term borrowings (218,203) (218,868) Repayments of long-term borrowings (75,337) (8,167) Interest paid (12,433) (10,667) Dividends paid to non-controlling interests (3,890) (4,204) Dividends paid to owners of the Company (945) -Increase in short-term borrowings 250,345 210,313 Increase in long-term borrowings 82,512 124,217 Capital contribution from non-controlling interests 1,278 12,716 Repayments of capital from non-controlling interests (5) -Decrease in other long-term obligations (1,109) (531) NET CASH FLOWS FROM FINANCING ACTIVITIES 22,213 104,809 TRANSLATION OF FOREIGN CURRENCY 277 (1,366) Increase in cash and cash equivalents 38,068 106,697 Cash and cash equivalents at beginning of the period 51,407 43,395 Cash and cash equivalents at end of the period 89,475 150,092 The accompanying notes are an integral part of these interim financial statements.

PetroChina
FINANCIAL STATEMENTS 115

# PETROCHINA COMPANY LIMITED
# UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2014 and June 30, 2013

(Amounts in millions)

| | Attributable to Owners of the Company | | | | Non-controlling Interests | Total Equity |
|---|---|---|---|---|---|---|
| | Share Capital | Retained Earnings | Reserves | Subtotal | | |
| | RMB | RMB | RMB | RMB | RMB | RMB |
| Balance at January 1, 2013 | 183,021 | 603,808 | 277,181 | 1,064,010 | 116,738 | 1,180,748 |
| Total comprehensive income for the six months ended June 30, 2013 | - | 65,522 | (6,677) | 58,845 | 6,413 | 65,258 |
| Special reserve-safety fund reserve | - | - | 2,296 | 2,296 | 22 | 2,318 |
| Dividends | - | (23,985) | - | (23,985) | (3,930) | (27,915) |
| Acquisition of subsidiaries | - | - | - | - | 121 | 121 |
| Purchase of non-controlling interests in subsidiaries | - | - | - | - | (35) | (35) |
| Capital contribution from non-controlling interests | - | - | (6) | (6) | 12,722 | 12,716 |
| Disposal of subsidiaries | - | - | 1 | 1 | (87) | (86) |
| Other | - | 20 | (53) | (33) | 420 | 387 |
| Balance at June 30, 2013 | 183,021 | 645,365 | 272,742 | 1,101,128 | 132,384 | 1,233,512 |
| Balance at January 1, 2014 | 183,021 | 669,300 | 280,414 | 1,132,735 | 137,200 | 1,269,935 |
| Total comprehensive income for the six months ended June 30, 2014 | - | 68,124 | 501 | 68,625 | 4,445 | 73,070 |
| Special reserve-safety fund reserve | - | - | 2,785 | 2,785 | 32 | 2,817 |
| Dividends | - | (28,835) | - | (28,835) | (5,270) | (34,105) |
| Capital contribution from non-controlling interests | - | - | (10) | (10) | 1,288 | 1,278 |
| Capital reduction of subsidiaries | - | - | - | - | (5) | (5) |
| Disposal of subsidiaries | - | - | - | - | (21) | (21) |
| Other | - | 13 | 138 | 151 | 4 | 155 |
| Balance at June 30, 2014 | 183,021 | 708,602 | 283,828 | 1,175,451 | 137,673 | 1,313,124 |

The accompanying notes are an integral part of these interim financial statements.

1 ORGANISATION AND PRINCIPAL ACTIVITIES PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 15). 2 BASIS OF PREPARATION AND ACCOUNTING POLICIES The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial statements as of June 30, 2014 and for the six months ended June 30, 2014 and June 30, 2013 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which generally includes only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2014 are not necessarily indicative of the results of operations expected for the year ended December 31, 2014. Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year. 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements.

(a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of property, plant and equipment Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties. 4 TURNOVER Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 15.

5 TAXES OTHER THAN INCOME TAXES Six months ended June 30 2014 2013 RMB RMB Crude oil special gain levy 35,976 37,073 Consumption tax 49,543 49,976 Resource tax 13,422 14,191 Other 21,179 23,124 120,120 124,364 6 PROFIT BEFORE INCOME TAX EXPENSE Six months ended June 30 2014 2013 RMB RMB Items credited and charged in arriving at the profit before income tax expense include: Credited Dividend income from available-for-sale financial assets 263 341 Reversal of provision for impairment of receivables 48 28 Reversal of write down in inventories 24 22 Gain on disposal of certain pipeline net assets and operations—24,822 Charged Amortisation of intangible and other assets 2,157 1,753 Cost of inventories recognised as expense 852,280 824,297 Provision for impairment of receivables—1 Interest expense (Note (i)) 12,554 10,735 (Gain) /loss on disposal of property, plant and equipment (8) 465 Operating lease expenses 5,764 5,618 Research and development expenses 7,768 7,843 Write down in inventories 69 242 Note (i): Interest expense 12,684 Interest expense 14,113 Less: Amount capitalised (1,559) (1,949) 12,554 10,735

7 INCOME TAX EXPENSE Six months ended June 30 2014 2013 RMB RMB Current taxes 27,151 22,559 Deferred taxes (5,489) (1,355) 21,662 21,204 In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020. 8 BASIC AND DILUTED EARNINGS PER SHARE Basic and diluted earnings per share for the six months ended June 30, 2014 and June 30, 2013 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period. There are no potentially dilutive ordinary shares. 9 DIVIDENDS Six months ended June 30 2014 2013 RMB RMB Interim dividends attributable to owners of the Company for 2014 (note a) 30,656 -Interim dividends attributable to owners of the Company for 2013 (note c)—29,485 (a) As authorised by shareholders in the Annual General Meeting on May 22, 2014, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30,656. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position. (b) Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28,835 were approved by the shareholders in the Annual General Meeting on May 22, 2014 and were paid on July 17, 2014. (c) Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29,485 were paid on October 24, 2013. (d) Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23,985 were approved by the shareholders in the Annual General Meeting on May 23, 2013 and were paid on July 18, 2013.

10 PROPERTY, PLANT AND EQUIPMENT RMB Cost At January 1, 2014 2,766,183 Additions 92,253 Disposals or write offs (15,421) Currency translation differences (5,122) At June 30, 2014 2,837,893 Accumulated depreciation and impairment At January 1, 2014 (1,117,360) Charge for the period (81,047) Disposals or write offs 3,064 Currency translation differences 2,717 At June 30, 2014 (1,192,626) Net book value At June 30, 2014 1,645,267 RMB Cost At January 1, 2013 2,565,001 Additions 99,112 Disposals or write offs (86,184) Currency translation differences (5,496) At June 30, 2013 2,572,433 Accumulated depreciation and impairment At January 1, 2013 (995,113) Charge for the period (72,951) Disposals or write offs 26,310 Currency translation differences 1,146 At June 30, 2013 (1,040,608) Net book value At June 30, 2013 1,531,825

11 INVENTORIES June 30, 2014 December 31, 2013 RMB RMB Crude oil and other raw materials 87,748 94,823 Work in progress 18,261 17,529 Finished goods 127,669 115,247 Spare parts and consumables 59 49 233,737 227,648 Less: Write down in inventories (544) (631) 233,193 227,017 12 ACCOUNTS RECEIVABLE June 30, 2014 December 31, 2013 RMB RMB Accounts receivable 83,840 64,523 Less: Provision for impairment of accounts receivable (469) (496) 83,371 64,027 The aging analysis of accounts receivable (net of impairment of accounts receivable) as of June 30, 2014 and December 31, 2013 is as follows: June 30, 2014December 31, 2013 RMB RMB Within 1 year 82,250 63,443 Between 1 and 2 years 844 475 Between 2 and 3 years 208 41 Over 3 years 69 68 83,371 64,027 The Group offers its customers credit terms up to 180 days.

Movements in the provision for impairment of accounts receivable are as follows: Six months ended June 30 2014 2013 RMB RMB At beginning of the period 496 585 Provision for impairment of accounts receivable —Receivables written off as uncollectible (17) (1) Reversal of provision for impairment of accounts receivable (34) (25) Other 24 -At end of the period 469 559 13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES June 30, 2014December 31, 2013 RMB RMB Trade payables 120,588 130,353 Advances from customers 44,918 46,804 Salaries and welfare payable 10,391 4,836 Accrued expenses 21,234 137 Dividends payable 30,287 1,017 Interest payable 1,849 2,861 Construction fee and equipment cost payables 132,109 167,722 Other 32,280 29,274 393,656 383,004 Other consists primarily of customer deposits. The aging analysis of trade payables as of June 30, 2014 and December 31, 2013 is as follows: June 30, 2014 December 31, 2013 RMB RMB Within 1 year 115,497 125,459 Between 1 and 2 years 2,758 2,756 Between 2 and 3 years 1,122 911 Over 3 years 1,211 1,227 120,588 130,353

14 BORROWINGS June 30, 2014 December 31, 2013 RMB RMB Short-term borrowings excluding current portion of long-term borrowings 143,709 110,894 Current portion of long-term borrowings 59,998 81,873 203,707 192,767 Long-term borrowings 332,304 302,862 536,011 495,629 The movements in borrowings are analysed as follows: RMB Balance at January 1, 2014 495,629 Increase in borrowings 332,857 Repayments of borrowings (293,540) Currency translation differences 1,065 Balance at June 30, 2014 536,011 The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date: June 30, 2014 December 31, 2013 RMB RMB Within 1 year 220,017 209,010 Between 1 and 2 years 60,027 72,992 Between 2 and 5 years 223,133 203,330 After 5 years 99,480 59,831 602,657 545,163

15 SEGMENT INFORMATION The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. On the basis of these operating segments, management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile. The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas. The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products. The Marketing segment is engaged in the marketing of refined products and the trading business. The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas. The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 2—“Basis of Preparation and Accounting Policies”.

PetroChina

FINANCIAL STATEMENTS 125

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2014
(Amounts in millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2014 and 2013 are as follows:

| Six months ended June 30, 2014 | Exploration and Production | Refining and Chemicals | Marketing | Natural Gas and Pipeline | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| | RMB | RMB | RMB | RMB | RMB | RMB |
| Turnover | 399,366 | 426,545 | 984,685 | 134,963 | 1,010 | 1,946,569 |
| Less: intersegment sales | (315,670) | (338,949) | (126,953) | (10,844) | (185) | (792,601) |
| Turnover from external customers | 83,696 | 87,596 | 857,732 | 124,119 | 825 | 1,153,968 |
| Depreciation, depletion and amortisation | (61,426) | (10,469) | (5,751) | (6,231) | (872) | (84,749) |
| Profit/ (loss) from operations | 102,238 | (3,435) | 8,146 | 4,083 | (7,952) | 103,080 |
| Finance costs: | | | | | | |
| Exchange gain | | | | | | 2,952 |
| Exchange loss | | | | | | (4,863) |
| Interest income | | | | | | 1,040 |
| Interest expense | | | | | | (12,554) |
| Total net finance costs | | | | | | (13,425) |
| Share of profit of associates and joint ventures | 2,114 | 16 | 157 | 2,558 | 1,217 | 6,062 |
| Profit before income tax expense | | | | | | 95,717 |
| Income tax expense | | | | | | (21,662) |
| Profit for the period | | | | | | 74,055 |
| Segment assets | 1,174,324 | 348,254 | 405,108 | 474,815 | 1,552,063 | 3,954,564 |
| Other assets | | | | | | 15,111 |
| Investments in associates and joint ventures | 47,405 | 1,099 | 10,577 | 41,394 | 20,147 | 120,622 |
| Elimination of intersegment balances (a) | | | | | | (1,663,907) |
| Total assets | | | | | | 2,426,390 |
| Segment capital expenditure | 69,507 | 5,956 | 1,283 | 13,932 | 423 | 91,101 |
| Segment liabilities | 468,872 | 146,908 | 213,639 | 167,591 | 695,180 | 1,692,190 |
| Other liabilities | | | | | | 71,808 |
| Elimination of intersegment balances (a) | | | | | | (650,732) |
| Total liabilities | | | | | | 1,113,266 |

126 FINANCIAL STATEMENTS

2014 INTERIM REPORT

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2014
(Amounts in millions unless otherwise stated)

| Six months ended June 30, 2013 | Exploration and Production | Refining and Chemicals | Marketing | Natural Gas and Pipeline | Head Office and Other | Total |
|---|---|---|---|---|---|---|
| | RMB | RMB | RMB | RMB | RMB | RMB |
| Turnover | 385,456 | 436,437 | 943,248 | 105,583 | 664 | 1,871,388 |
| Less: intersegment sales | (306,684) | (338,619) | (119,068) | (5,845) | (76) | (770,292) |
| Turnover from external customers | 78,772 | 97,818 | 824,180 | 99,738 | 588 | 1,101,096 |
| Depreciation, depletion and amortisation | (54,294) | (9,298) | (5,319) | (6,262) | (720) | (75,893) |
| Profit/ (loss) from operations | 98,807 | (15,861) | 3,428 | 21,882 | (8,396) | 99,860 |
| Finance costs: | | | | | | |
| Exchange gain | | | | | | 2,034 |
| Exchange loss | | | | | | (2,474) |
| Interest income | | | | | | 717 |
| Interest expense | | | | | | (10,735) |
| Total net finance costs | | | | | | (10,458) |
| Share of profit of associates and joint ventures | 2,661 | (1) | 477 | 264 | 958 | 4,359 |
| Profit before income tax expense | | | | | | 93,761 |
| Income tax expense | | | | | | (21,204) |
| Profit for the period | | | | | | 72,557 |
| Segment assets | 1,083,253 | 350,418 | 394,350 | 421,414 | 1,568,842 | 3,818,277 |
| Other assets | | | | | | 12,549 |
| Investments in associates and joint ventures | 49,011 | 1,029 | 10,631 | 38,288 | 16,147 | 115,106 |
| Elimination of intersegment balances (a) | | | | | | (1,604,458) |
| Total assets | | | | | | 2,341,474 |
| Segment capital expenditure | 76,446 | 4,440 | 1,625 | 25,160 | 536 | 108,207 |
| Segment liabilities | 417,187 | 140,294 | 215,577 | 169,258 | 745,354 | 1,687,670 |
| Other liabilities | | | | | | 67,287 |
| Elimination of intersegment balances (a) | | | | | | (646,995) |
| Total liabilities | | | | | | 1,107,962 |

Geographical information Turnover Non-current assets (b) Six months ended June 30, 2014 2013 2014 2013 RMB RMB RMB RMB Mainland China 746,477 733,032 1,676,783 1,551,980 Other 407,491 368,064 220,111 198,197 1,153,968 1,101,096 1,896,894 1,750,177 (a) Elimination of intersegment balances represents elimination of intersegment accounts and investments. (b) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 16 CONTINGENT LIABILITIES (a) Bank and other guarantees At June 30, 2014 and December 31, 2013, the Group did not guarantee related parties or third parties any borrowings or others. (b) Environmental liabilities China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group. (c) Legal contingencies Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group. (d) Group insurance The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

17 COMMITMENTS (a) Operating lease commitments Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2014 and December 31, 2013 under non-cancellable operating leases are as follows: June 30, 2014 December 31, 2013 RMB RMB No later than 1 year 6,375 6,421 Later than 1 year and no later than 5 years 19,191 19,013 Later than 5 years 73,926 74,270 99,492 99,704 (b) Capital commitments At June 30, 2014, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 53,473 (December 31, 2013: RMB 55,743). (c) Exploration and production licenses The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. No payments were incurred for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB nil). Estimated annual payments for the next five years are as follows: June 30, 2014 RMB 2014 800 2015 800 2016 800 2017 800 2018 800

18 RELATED PARTY TRANSACTIONS CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members. (a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries are not the same as those that would result from transactions with other related parties or wholly unrelated parties. The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group which were carried out in the ordinary course of business, are as follows: On August 25, 2011, based on the terms of the Comprehensive Products and Services Agreement amended in 2008, the Company and CNPC entered into a new Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”) for a period of three years which took effect on January 1, 2012. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price. · Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 84,739 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 57,994). · Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 3,104 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 4,737). · Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 146,328 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 147,473).

· Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 515 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 159). · Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows: June 30,2014 December 31, 2013 RMB RMB Accounts receivable 9,730 7,945 Prepayments and other receivables 10,533 5,532 Other non-current assets 23,847 19,067 Accounts payable and accrued liabilities 81,614 105,431 Other non-current liabilities 3,000 3,000 · Interest income represents interests from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 362 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 331). The balance of deposits at June 30, 2014 was RMB 32,243 (December 31, 2013: RMB 16,839). · Purchases of financial services principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fees, etc. The total amount of these transactions amounted to RMB 8,225 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 8,593). · The borrowings from CNPC and its fellow subsidiaries at 30 June 2014 were RMB 322,933 (December 31, 2013: RMB 327,478). · Rents and other payments made under financial leasing represent the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the financial leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments made under financial leasing amounted to RMB 102 for the six months ended June 30, 2014 (six months ended June 30, 2013: RMB 93).

On August 25, 2011, based on the Land Use Rights Leasing Contract signed in 2000, the Company and CNPC entered into a Supplemental Land Use Rights Leasing Contract which took effect on January 1, 2012. The Supplemental Land Use Rights Leasing Contract provides for the lease of land covering an aggregate area of approximately 1,783 million square meters located throughout the PRC at a maximal annual fee (exclusive of tax and government charges) of RMB 3,892. The Supplemental Land Use Rights Leasing Contract will expire at the same time as the Land Use Rights Leasing Contract. The area and total fee payable for the lease of all such property may be adjusted with the Company’s operating needs and by reference to market price every three years. On August 25, 2011, based on the Buildings Leasing Contract and Supplemental Building Leasing Agreement, the Company and CNPC entered into a Revised Buildings Leasing Contract which took effect thereafter. Under this contract, buildings covering an aggregate area of 734,316 square meters were leased at an average annual fee of RMB 1,049 yuan per square meter. The Revised Building Leasing Contract will expire at the same time as the Building Leasing Agreement. The area and total fee payable for the lease of all such property may, every three years, be adjusted with the Company’s operating needs and by reference to market price which the adjusted prices will not exceed. (b) Key management compensation Six months ended June 30 2014 2013 RMB’000 RMB’000 Emoluments and other benefits 5,716 5,363 Contribution to retirement benefit scheme 394 392 6,110 5,755 (c) Transactions with other state-controlled entities in the PRC Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures of the Group, the Group has transactions with other state-controlled entities include but not limited to the following: · Sales and purchases of goods and services, · Purchases of assets, · Lease of assets, and · Bank deposits and borrowings These transactions are conducted in the ordinary course of the Group’s business.

19EVENTS AFTER THE REPORTING PERIOD On August 10, 2014, the National Development and Reform Commission promulgated the Notice of the National Development and Reform Commission Concerning the Adjustment of Prices of Stock Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2014] No. 1835). Pursuant to the notice, the adjustment of price shall be implemented from September 1, 2014, the citygate prices for the consumption amount in 2012 consumed by non-residential users will be appropriately increased, and that the issuance of the price adjustment mechanism for natural gas consumed by fertilizer makers would be put on hold. No adjustment will be made to the citygate prices for natural gas consumed by residential users. Further actions will be taken to implement the policy in connection with the liberalisation of the sales price of imported liquefied natural gas (LNG) and the ex-factory prices for shale gas, coal-seam gas and coal gas. This event is conducive to facilitate a sustainable and healthy development of the natural gas operations of the Group and to continue to improve the Group’s financial position and operating results in the future.

DOCuMENTS AVAIlABlE fOR INSPECTION The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations: 1. The ?nancial statements under the hand and seal of the Chairman Mr Zhou Jiping, Vice Chairman and President Mr Wang Dongjin and Chief Financial Of?cer Mr Yu Yibo of the Company. 2. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period. 3. The Articles of Association of the Company.

CONfIRMATION fROM ThE DIRECTORS AND SENIOR MANAgEMENT According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for 2014 and concluded that this interim report truly, objectively and completely represents the business performance of the Company in the ?rst half of 2014, it contains no false representations, misleading statements or material omissions and complies with laws, regulations and the requirements of the China Securities Regulatory Commission. Signatures of the Directors and senior management: Zhou Jiping Liao Yongyuan Wang Dongjin Yu Baocai Shen Diancheng Liu Yuezhen Liu Hongbin Chen Zhiwu Richard H. Matzke Lin Boqiang Zhao Zhengzhang Sun Longde Huang Weihe Xu Fugui Yu Yibo Lin Aiguo Wang Lihua Wu Enlai Lv Gongxun August 28, 2014 This interim report is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.